SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2012

LG Display Co., Ltd.

(Translation of Registrant’s name into English)

LG Twin Towers(East Tower) 128, Yeoui-dearo, Youngdeungpo-gu, Seoul, 150-721, The Republic of Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

Submission of Audit Report

1. Name of external auditor	: Samjong Accounting Corporation

2. Date of receiving external audit report	: February 29, 2012

3. Auditor’s opinion

	FY 2011	FY 2010
Audit Report on Consolidated Financial Statements	Unqualified	Unqualified

4. Financial Highlights of Non-consolidated Financial Statements

(Unit: KRW, Korean GAAP, Consolidated)
Items	FY 2011	FY 2010
Total Assets	25,162,930,757,876	23,857,658,321,512
Total Liabilities	15,031,902,401,085	12,796,691,658,849
Total Shareholders’ Equity	10,131,028,356,798	11,060,966,662,661
Capital Stock	1,789,078,500,000	1,789,078,500,000

Revenues	24,291,288,996,093	25,511,534,629,926
Operating Income	(924,335,980,653)	1,310,471,893,284
Ordinary Income	(1,080,959,013,853)	1,265,568,938,177
Net Income	(787,895,111,055)	1,159,233,981,836
Total Shareholders’ Equity / Capital Stock	566.3%	618.3%

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011 and 2010

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Consolidated Financial Statements

For the Years Ended December 31, 2011 and 2010

(With Independent Auditors’ Report Thereon)

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011 and 2010

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011 and 2010

Independent Auditors’ Report

Based on a report originally issued in Korean

To the Board of Directors and Shareholders

LG Display Co., Ltd.:

We have audited the accompanying consolidated statements of financial position of LG Display Co., Ltd and subsidiaries (the “Group”) as of December 31, 2011 and 2010 and the related consolidated statements of comprehensive income, changes in equity and cash flows for the years then ended. Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with Korean International Financial Reporting Standards. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the Republic of Korea. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Group as of December 31, 2011 and 2010 and its financial performance and its consolidated cash flows for the years then ended, in accordance with Korean International Financial Reporting Standards.

Without qualifying our opinion, we draw attention to the following:

As discussed in note 20 to the consolidated financial statements, LG Display Co., Ltd., along with its subsidiaries, has been under investigations by antitrust authorities in Korea and other countries with respect to possible anti-competitive activities in the LCD industry and named as defendants in a number of federal class actions in the United States and Canada and related individual lawsuits in connection with the alleged antitrust violations concerning the sale of LCD panels. The Group estimated and recognized losses related to these legal proceedings. However, actual losses are subject to change in the future based on new developments in each matter, or changes in circumstances, which could be materially different from those estimated and recognized by the Group.

KPMG Samjong Accounting Corp.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011 and 2010

Seoul, Korea

February 22, 2012

This report is effective as of February 22, 2012, the audit report date. Certain subsequent events or circumstances, which may occur between the audit report date and the time of reading this report, could have a material impact on the accompanying consolidated financial statements and notes thereto. Accordingly, the readers of the audit report should understand that the above audit report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Financial Position

As of December 31, 2011 and 2010

(In millions of won)	Note	December 31, 2011		December 31, 2010
Assets
Cash and cash equivalents	6	(Won)	1,517,977	1,631,009
Deposits in banks	6, 13		815,000	1,503,000
Trade accounts and notes receivable, net	7, 13, 19, 23		2,740,107	3,000,661
Other accounts receivable, net	7, 13		212,870	244,662
Other current financial assets	9, 13		3,297	35,370
Inventories	8		2,317,370	2,215,217
Other current assets	7		251,444	210,514

Total current assets			7,858,065	8,840,433

Investments in equity accounted investees	10		385,145	325,532
Other non-current financial assets	9, 13		84,548	83,246
Deferred tax assets	30		1,424,005	1,074,853
Property, plant and equipment, net	11, 23		14,696,849	12,815,401
Intangible assets, net	12, 23		535,114	539,901
Other non-current assets	7, 13		179,205	178,292

Total non-current assets			17,304,866	15,017,225

Total assets		(Won)	25,162,931	23,857,658

Liabilities
Trade accounts and notes payable	22	(Won)	3,782,627	2,961,995
Current financial liabilities	13, 14		894,972	2,100,979
Other accounts payable			3,992,671	2,592,527
Accrued expenses			267,595	373,717
Income tax payable			58,259	153,890
Provisions			279,403	634,815
Advances received			616,351	44,879
Other current liabilities	18		19,556	19,027

Total current liabilities			9,911,434	8,881,829

Non-current financial liabilities	13, 14		3,722,364	2,542,900
Non-current provisions			5,400	8,773
Deferred tax liabilities	30		240	6,640
Employee benefits	17		146,638	78,715
Long-term advances received	19		668,914	945,287
Other non-current liabilities	18		576,913	332,547

Total non-current liabilities			5,120,469	3,914,862

Total liabilities			15,031,903	12,796,691

Equity
Share capital	21		1,789,079	1,789,079
Share premium			2,251,113	2,251,113
Reserves	21		12,181	(35,298)
Retained earnings			6,063,359	7,031,163

Total equity attributable to equity holders of the Company			10,115,732	11,036,057

Non-controlling interests			15,296	24,910

Total equity			10,131,028	11,060,967

Total liabilities and equity		(Won)	25,162,931	23,857,658

See accompanying notes to the consolidated financial statements.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income (Loss)

For the years ended December 31, 2011 and 2010

(In millions of won, except earnings per share)	Note	2011		2010
Revenue	22, 23, 24	(Won)	24,291,289	25,511,535
Cost of sales	8, 22		(23,081,322)	(21,780,880)

Gross profit			1,209,967	3,730,655

Other income	25		1,223,545	1,483,443
Selling expenses	16		(728,419)	(846,376)
Administrative expenses	16		(564,337)	(521,035)
Research and development expenses			(681,228)	(674,684)
Other expenses	25		(1,383,864)	(1,861,531)

Results from operating activities			(924,336)	1,310,472

Finance income	28		207,266	240,988
Finance costs	28		(363,309)	(288,472)
Other non-operating loss, net			(16,627)	(15,611)
Equity income on investments, net			16,047	18,192

Profit (loss) before income tax			(1,080,959)	1,265,569
Income tax expense (benefit)	29		(293,064)	106,335

Profit (loss) for the year			(787,895)	1,159,234

Other comprehensive income (loss)
Net change in fair value of available-for-sale financial assets	28, 29		2,700	12,063
Defined benefit plan actuarial gains (losses)	17, 29		(23,732)	4,480
Cumulative translation differences	28, 29		47,443	6,735
Gain (loss) on sales of own shares of associate accounted for using the equity method	29		(214)	810
Income tax benefit (expense) on other comprehensive income (loss) items	29		4,958	(5,107)

Other comprehensive income for the year, net of income tax			31,155	18,981

Total comprehensive income (loss) for the year		(Won)	(756,740)	1,178,215

Profit (loss) attributable to:
Owners of the Company			(771,223)	1,156,343
Non-controlling interests			(16,672)	2,891

Profit (loss) for the year		(Won)	(787,895)	1,159,234

Total comprehensive income (loss) attributable to:
Owners of the Company			(741,417)	1,175,216
Non-controlling interests			(15,323)	2,999

Total comprehensive income (loss) for the year		(Won)	(756,740)	1,178,215

Earnings (loss) per share
Basic earnings (loss) per share	31	(Won)	(2,155)	3,232

Diluted earnings (loss) per share	31	(Won)	(2,155)	3,152

See accompanying notes to the consolidated financial statements.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Changes in Equity

For the years ended December 31, 2011 and 2010

(In millions of won)	Share capital		Share premium	Gain (loss) on sales of own shares of associates	Translation reserve	Fair value reserve	Retained earnings	Non-controlling interest	Total equity
Balances at January 1, 2010	(Won)	1,789,079	2,251,113	—	(36,369)	(14,636)	6,050,562	—	10,039,749

Total comprehensive income for the year
Profit for the year		—	—	—	—	—	1,156,343	2,891	1,159,234

Other comprehensive income
Net change in fair value of available-for-sale financial assets, net of tax		—	—	—	—	9,076	—	—	9,076
Cumulative translation differences, net of tax		—	—	—	5,821	—	—	108	5,929
Defined benefit plan actuarial gain, net of tax		—	—	—	—	—	3,166	—	3,166
Gain on sales of own shares of associates accounted for using the equity method, net of tax		—	—	810	—	—	—	—	810

Total other comprehensive income		—	—	810	5,821	9,076	3,166	108	18,981

Total comprehensive income for the year	(Won)	—	—	810	5,821	9,076	1,159,509	2,999	1,178,215

Transaction with owners, recognized directly in equity
Dividends to equity holders		—	—	—	—	—	(178,908)	—	(178,908)
Changes in ownership interests in subsidiaries		—	—	—	—	—	—	21,911	21,911

Balances at December 31, 2010	(Won)	1,789,079	2,251,113	810	(30,548)	(5,560)	7,031,163	24,910	11,060,967

Balances at January 1, 2011	(Won)	1,789,079	2,251,113	810	(30,548)	(5,560)	7,031,163	24,910	11,060,967

Total comprehensive income (loss) for the year
Loss for the year		—	—	—	—	—	(771,223)	(16,672)	(787,895)
Other comprehensive income (loss)
Net change in fair value of available-for-sale financial assets, net of tax		—	—	—	—	1,704	—	—	1,704
Cumulative translation differences, net of tax		—	—	—	45,989	—	—	1,349	47,338
Defined benefit plan actuarial loss, net of tax		—	—	—	—	—	(17,673)	—	(17,673)
Loss on sales of own shares of associates accounted for using the equity method, net of tax		—	—	(214)	—	—	—	—	(214)

Total other comprehensive income (loss)		—	—	(214)	45,989	1,704	(17,673)	1,349	31,155

Total comprehensive income (loss) for the year	(Won)	—	—	(214)	45,989	1,704	(788,896)	(15,323)	(756,740)

Transaction with owners, recognized directly in equity
Dividends to equity holders		—	—	—	—	—	(178,908)	—	(178,908)
Changes in ownership interests in subsidiaries		—	—	—	—	—	—	5,709	5,709

Balances at December 31, 2011	(Won)	1,789,079	2,251,113	596	15,441	(3,856)	6,063,359	15,296	10,131,028

See accompanying notes to the consolidated financial statements.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

For the years ended December 31, 2011 and 2010

(In millions of won)	Note	2011		2010
Cash flows from operating activities:
Profit (loss) for the year		(Won)	(787,895)	1,159,234
Adjustments for:
Income tax expense (benefit)	29		(293,064)	106,335
Depreciation	11		3,413,450	2,756,532
Amortization of intangible assets	12		237,996	168,846
Gain on foreign currency translation			(85,804)	(119,880)
Loss on foreign currency translation			132,295	85,263
Gain on disposal of property, plant and equipment			(740)	(1,387)
Loss on disposal of property, plant and equipment			862	415
Impairment loss on property, plant and equipment			3,589	—
Loss on disposal of intangible assets			1,588	—
Impairment loss on intangible assets			5,574	—
Finance income			(59,542)	(165,465)
Finance costs			238,737	167,843
Equity in income of equity method accounted investees, net			(16,047)	(18,192)
Other income			(19,591)	(23,913)
Other expenses			323,971	708,718
Other non-operating losses			7	275

			3,095,386	4,824,624

Change in trade accounts and notes receivable			296,691	(81,196)
Change in other accounts receivable			(90,398)	(13,442)
Change in other current assets			11,010	(50,310)
Change in inventories			(102,153)	(510,332)
Change in other non-current accounts receivable			—	267
Change in other non-current assets			(39,796)	(54,146)
Change in trade accounts and notes payable			792,128	966,567
Change in other accounts payable			97,686	(30,419)
Change in accrued expenses			(158,640)	68,948
Change in other current liabilities			(5,384)	11,654
Change in long-term advance received			281,975	379,105
Change in other non-current liabilities			13,770	10,231
Change in provisions			(208,390)	(290,536)
Change in defined benefit obligation			(69,727)	(103,716)

Cash generated from operating activities			3,914,158	5,127,299
Income taxes paid			(162,266)	(242,389)
Interest received			65,600	110,812
Interest paid			(151,634)	(112,190)

Net cash from operating activities		(Won)	3,665,858	4,883,532

See accompanying notes to the consolidated financial statements.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Cash Flows, Continued

For the years ended December 31, 2011 and 2010

(In millions of won)	2011		2010
Cash flows from investing activities:
Dividends received	(Won)	6,130	33,772
Proceeds from withdrawal of deposits in banks		2,401,500	5,400,000
Increase in deposits in banks		(1,713,500)	(4,403,000)
Acquisition of investments in equity accounted investees		(53,226)	(72,316)
Proceeds from disposal of investments in equity accounted investees		2,045	20,530
Acquisition of property, plant and equipment		(4,063,070)	(4,942,360)
Proceeds from disposal of property, plant and equipment		643	1,887
Acquisition of intangible assets		(215,286)	(227,663)
Grant received		1,605	46
Receipt from (payment for) settlement of derivatives		23,784	(14,781)
Proceeds from short-term loans		92	42
Acquisition of other non-current financial assets		(59,444)	(52,205)
Proceeds from disposal of other non-current financial assets		174,266	11,417
Acquisition of businesses, net of cash acquired		—	(270,536)

Net cash used in investing activities		(3,494,461)	(4,515,167)

Cash flows from financing activities:
Proceeds from short-term borrowings		1,292,804	1,422,669
Repayment of short-term borrowings		(2,483,997)	(1,007,485)
Issuance of debentures		1,145,209	1,117,437
Proceeds from long-term debt		941,921	477,064
Repayment of long-term debt		—	(120,000)
Repayment of current portion of long-term debt		(1,000,987)	(1,324,562)
Increase in non-controlling interest		5,709	21,911
Payment of cash dividend		(178,908)	(178,908)

Net cash provided by (used in) financing activities		(278,249)	408,126

Net increase (decrease) in cash and cash equivalents		(106,852)	776,491
Cash and cash equivalents at January 1		1,631,009	817,982
Effect of exchange rate fluctuations on cash held		(6,180)	36,536

Cash and cash equivalents at December 31	(Won)	1,517,977	1,631,009

See accompanying notes to the consolidated financial statements.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011 and 2010

1.	Reporting Entity

(a)	Description of the Controlling Company

LG Display Co., Ltd. (the “Controlling Company”) was incorporated in February 1985 under its original name of LG Soft, Ltd. as a wholly owned subsidiary of LG Electronics Inc. In 1998, LG Electronics Inc. and LG Semicon Co., Ltd. transferred their respective Thin Film Transistor Liquid Crystal Display (“TFT-LCD”) related business to the Controlling Company. The main business of the Controlling Company and its subsidiaries is to manufacture and sell TFT-LCD panels. The Controlling Company is a stock company (“Jusikhoesa”) domiciled in the Republic of Korea with its address at 128, Yeouidae-ro, Yeongdeungpo-gu, Seoul, the Republic of Korea, to which the Controlling Company moved in December 2011. In July 1999, LG Electronics Inc. and Koninklijke Philips Electronics N.V. (“Philips”) entered into a joint venture agreement. Pursuant to the agreement, the Controlling Company changed its name to LG.Philips LCD Co., Ltd. However, on February 29, 2008, the Controlling Company changed its name to LG Display Co., Ltd. based upon the approval of shareholders at the general shareholders’ meeting on the same date as a result of the decrease in Philips’s share interest in the Controlling Company and the possibility of its business expansion to Organic Light Emitting Diode (“OLED”) and Flexible Display products. As of December 31, 2011, LG Electronics Inc. owns 37.9% (135,625,000 shares) of the Controlling Company’s common shares.

As of December 31, 2011, the Controlling Company has its TFT-LCD manufacturing plants, OLED manufacturing plant and LCD Research & Development Center in Paju and TFT-LCD manufacturing plants and OLED manufacturing plant in Gumi. The Controlling Company has overseas subsidiaries located in the United States of America, Europe and Asia.

The Controlling Company’s common stock is listed on the Korea Exchange under the identifying code 034220. As of December 31, 2011, there are 357,815,700 shares of common stock outstanding. The Controlling Company’s common stock is also listed on the New York Stock Exchange in the form of American Depository Shares (“ADSs”) under the symbol “LPL.” One ADS represents one-half of one share of common stock. As of December 31, 2011, there are 20,924,578 ADSs outstanding.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011 and 2010

1.	Reporting Entity, Continued

(b)	Consolidated Subsidiaries as of December 31, 2011

(In millions)

Subsidiaries	Percentage of ownership	Location	Date of incorporation	Business	Capital stocks
LG Display America, Inc. (*1)	100%	California, U.S.A.	September 24, 1999	Sell TFT-LCD products	USD185
LG Display Japan Co., Ltd.	100%	Tokyo, Japan	October 12, 1999	Sell TFT-LCD Products	JPY95
LG Display Germany GmbH	100%	Dusseldorf, Germany	November 5, 1999	Sell TFT-LCD products	EUR1
LG Display Taiwan Co., Ltd.	100%	Taipei, Taiwan	April 12, 1999	Sell TFT-LCD products	NTD116
LG Display Nanjing Co., Ltd. (*2)	100%	Nanjing, China	July 15, 2002	Manufacture and sell TFT-LCD products	CNY2,552
LG Display Shanghai Co., Ltd.	100%	Shanghai, China	January 16, 2003	Sell TFT-LCD products	CNY4
LG Display Poland Sp. zo. o. (*3)	80%	Wroclaw, Poland	September 6, 2005	Manufacture and sell TFT-LCD products	PLN511
LG Display Guangzhou Co., Ltd. (*4)	90%	Guangzhou, China	June 30, 2006	Manufacture and sell TFT-LCD products	CNY992
LG Display Shenzhen Co., Ltd.	100%	Shenzhen, China	August 28, 2007	Sell TFT-LCD products	CNY4
LG Display Singapore Pte. Ltd.	100%	Singapore	January 12, 2009	Sell TFT-LCD products	SGD1.4
L&T Display Technology (Xiamen) Limited	51%	Xiamen, China	January 5, 2010	Manufacture LCD module and TV sets	CNY82
L&T Display Technology (Fujian) Limited	51%	Fujian, China	January 5, 2010	Manufacture LCD Module and monitor sets	CNY116
LG Display Yantai Co., Ltd.	100%	Yantai, China	April 19, 2010	Manufacture and sell TFT-LCD products	CNY 273
L&I Electronic Technology (Dongguan) Limited	51%	Dongguan, China	September 26, 2010	Manufacture and Sell e-Book devices	CNY 33
Image&Materials, Inc. (*5)	100%	Domestic	May 17, 2006	Manufacture EPD materials	KRW 889
LUCOM Display Technology (Kunshan) Limited (*6)	51%	Kunshan, China	December 15, 2010	Manufacture Notebook Borderless Hinge-up	CNY 99
LG Display U.S.A Inc. (*7)	100%	Texas, U.S.A.	October 26, 2011	Manufacture TFT-LCD products	USD 11
LG Display Reynosa S.A. de C.V. (*7)	100%	Reynosa, Mexico	November 24, 2011	Manufacture TFT-LCD products	MXN 112

(*1)	In June 2011, the Controlling Company contributed W86,520 million in cash for the capital increase of LG Display America, Inc. (“LGDUS”). There were no changes in the Controlling Company’s ownership percentage in LGDUS as a result of this additional investment.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011 and 2010

1.	Reporting Entity, Continued

(b)	Consolidated Subsidiaries as of December 31, 2011, Continued

(*2)	In January and June 2011, the Controlling Company contributed (Won)14,363 million and (Won)35,618 million, respectively, in cash for the capital increase of LG Display Nanjing Co., Ltd. (“LGDNJ”). There were no changes in the Controlling Company’s ownership percentage in LGDNJ as a result of these additional investments.

(*3)	Toshiba Corporation (“Toshiba”) acquired 20% of LG Display Poland Sp. zo.o. (“LGDWR”) in December 2007 through a stock purchase agreement. With the acquisition of the 20% interest, Toshiba and the Controlling Company and LGDWR entered into a derivative contract that is based on LGDWR’s equity shares. According to the contract, the Controlling Company or LGDWR has a call option to buy Toshiba’s 20% interest in LGDWR and Toshiba has a put option to sell its 20% interest in LGDWR to the Controlling Company or LGDWR under the same terms: the price of the call is equal to the price of the put option which is the total amount of Toshiba’s investment at cost. The call and put option are exercisable after five years from the date of acquisition and on each anniversary thereafter with no stated expiration date in whole or in part. Toshiba’s investment in LGDWR is regarded as financing due to the options and recorded as other accounts payable in the consolidated statement of financial position of the Group. Accordingly, LGDWR is consolidated as a wholly owned subsidiary in the consolidated financial statements.

(*4)	Skyworth TV Holdings Limited (“Skyworth”) acquired 16% of equity interest in LG Display Guangzhou Co., Ltd. (“LGDGZ”) in June 2008. With the acquisition of the 16% interest in June 2008 (which is reduced to 10% at December 31, 2009 with additional investment in LGDGZ by the Controlling Company), Skyworth and the Controlling Company entered into a derivative contract that is based on LGDGZ’s equity interest. According to the contract, LGD has a call option to buy Skyworth’s interest in LGDGZ and Skyworth has a put option to sell its interest in LGDGZ to LG Display Co., Ltd. under the same terms: the price of the call is equal to the price of the put option which is the total amount of Skyworth’s investment at cost. The call and put option is exercisable after five years from the date of acquisition with no stated expiration date in whole or in part. Skyworth’s investment in LGDGZ is regarded as financing due to the options and recorded as long-term other accounts payable in the consolidated statement of financial position of the Group. Accordingly, LGDGZ is consolidated as a wholly owned subsidiary in the consolidated financial statements.

(*5)	In June and September 2011, the Controlling Company contributed (Won)3,000 million each, (Won)6,000 million in total, in cash for the capital increase of Image & Materials, Inc. (“I&M”). There were no changes in the Controlling Company’s ownership percentage in I&M as a result of these additional investments.

(*6)	In February and April 2011, the Controlling Company contributed (Won)3,417 million and (Won)2,525 million, respectively, in cash for the capital increase of LUCOM Display Technology (Kunshan) Limited (“LUCOM”). There were no changes in the Controlling Company’s ownership percentage in LUCOM as a result of these additional investments.

(*7)	In October and November 2011, LG Display U.S.A Inc. (“LGDUH”) and L&T Display Reynosa S.A.de C.V (“LGDRS”) were incorporated in Texas, U.S.A and Reynosa, Mexico, respectively, for LCD module production. As of December 31, 2011, the Controlling Company indirectly controls LGDRS since LGDUH which is wholly owned by the Controlling Company has 99% equity of LGDRS. As of December 31, 2011, the capital stock of LGDUH and LGDRS amounts to (Won)12,353 million and (Won)9,200 million, respectively.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011 and 2010

1.	Reporting Entity, Continued

(c)	Summary of the financial information of subsidiaries at the reporting date is as follows:

(In millions of won)	December 31, 2011
Company	Total assets		Total liabilities	Total shareholders’ equity	Sales	Net income (loss)
LG Display America, Inc.	(Won)	875,539	1,098,035	(222,496)	5,788,697	3,267
LG Display Japan Co., Ltd.		175,612	153,762	21,850	1,965,315	1,369
LG Display Germany GmbH		781,216	759,743	21,473	3,475,842	3,522
LG Display Taiwan Co., Ltd.		879,023	842,467	36,556	2,893,775	2,286
LG Display Nanjing Co., Ltd.		646,161	109,681	536,480	569,760	42,328
LG Display Shanghai Co., Ltd.		863,155	840,581	22,574	3,428,814	6,379
LG Display Poland Sp. zo.o.		276,114	104,506	171,608	117,584	16,822
LG Display Guangzhou Co., Ltd.		1,412,071	909,711	502,360	2,736,682	150,105
LG Display Shenzhen Co., Ltd.		168,196	157,321	10,875	2,072,182	2,973
LG Display Singapore Pte. Ltd.		551,109	546,541	4,568	1,146,402	(2,282)
L&T Display Technology (Xiamen) Limited		106,834	117,739	(10,905)	336,436	(31,862)
L&T Display Technology (Fujian) Limited		246,600	217,370	29,230	712,435	7,507
LG Display Yantai Co., Ltd.		439,909	384,526	55,383	328,476	6,493
L&I Electronic Technology (Dongguan) Limited		8,094	7,918	176	7,350	(4,689)
Image&Materials, Inc.		13,512	10,551	2,961	210	(1,086)
LUCOM Display Technology (Kunshan) Limited		41,934	29,221	12,713	30,035	(4,981)
LG Display U.S.A Inc.(*)		12,686	—	12,686	—	—

	(Won)	7,497,765	6,289,673	1,208,092	25,609,995	198,151

(*)	The financial information of LG Display U.S.A Inc. includes the financial information of LG Display Reynosa S.A. de C.V.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011 and 2010

1.	Reporting Entity, Continued

(In millions of won)	December 31, 2010
Company	Total assets		Total liabilities	Total shareholders’ equity	Sales	Net income (loss)
LG Display America, Inc.	(Won)	733,186	1,047,474	(314,288)	5,252,373	2,324
LG Display Japan Co., Ltd.		283,758	264,575	19,183	2,398,862	1,927
LG Display Germany GmbH		751,757	733,389	18,368	3,892,033	5,471
LG Display Taiwan Co., Ltd.		870,345	832,454	37,891	3,411,468	6,684
LG Display Nanjing Co., Ltd.		581,146	130,352	450,794	474,530	38,105
LG Display Shanghai Co., Ltd.		934,412	919,567	14,845	3,368,889	3,842
LG Display Poland Sp. zo.o.		329,113	151,425	177,688	147,020	13,295
LG Display Guangzhou Co., Ltd.		1,741,920	1,411,415	330,505	2,628,979	146,835
LG Display Shenzhen Co., Ltd.		239,617	232,332	7,285	1,691,223	1,991
LG Display Singapore Pte. Ltd.		521,681	514,892	6,789	1,601,579	2,302
L&T Display Technology (Xiamen) Limited		299,098	278,538	20,560	638,158	6,471
L&T Display Technology (Fujian) Limited		179,586	159,313	20,273	158,625	317
LG Display Yantai Co., Ltd.		283,416	237,856	45,560	213,735	(1,521)
L&I Electronic Technology (Dongguan) Limited		5,551	671	4,880	—	(865)
Image&Materials, Inc.		7,780	1,380	6,400	—	(108)
LUCOM Display Technology (Kunshan) Limited		8,007	2,884	5,123	—	(24)

	(Won)	7,770,373	6,918,517	851,856	25,877,474	227,046

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011 and 2010

1.	Reporting Entity, Continued

(d)	Associates and Jointly Controlled Entities (Equity Method Investees) as of December 31, 2011

(In millions of won)
Associates and jointly controlled entities	Percentage of ownership	Date of incorporation	Business	Carrying amount
Suzhou Raken Technology Ltd.	51%	October 2008	Manufacture and sell LCD modules and LCD TV set	(Won)	133,000
Guangzhou New Vision Technology Research and Development Limited	50%	July 2008	R&D on design of LCD modules and LCD TV set		3,814
Global OLED Technology LLC	33%	December 2009	Managing and utilizing OLED patents		44,147
Paju Electric Glass Co., Ltd.	40%	January 2005	Manufacture electric glass for flat-panel displays		69,395
TLI Inc.	12%	October 1998	Manufacture and sell semiconductor parts		16,410
AVACO Co., Ltd.	20%	January 2001	Manufacture and sell equipment for flat-panel displays		7,328
New Optics LTD.	42%	August 2005	Manufacture back light parts for TFT-LCDs		10,986
LIG ADP Co., Ltd.	13%	January 2001	Develop and manufacture the equipment for flat-panel displays		2,745
WooRee LED Co., Ltd.	30%	June 2008	Manufacture LED back light unit packages		15,080
Dynamic Solar Design Co., Ltd.	40%	April 2009	Develop and manufacture equipment for solar battery and flat-panel displays		1,538
RPO, Inc.	26%	November 2005	Develop digital waveguide touch technology		—
LB Gemini New Growth Fund No. 16	31%	December 2009	Invest in small and middle sized companies and to benefit from M&A opportunities		13,658
Can Yang Investments Limited	12%	January 2010	Develop and manufacture and sell TFT-OLEDs		14,488
YAS Co., Ltd.	19%	April 2002	Develop and manufacture deposition equipment for OLEDs		9,814
Eralite Optoelectronics (Jiangsu) Co., Ltd.	20%	August 2010	Manufacture LED Packages		4,173
Narenanotech Corporation	23%	December 1995	Manufacture and sell equipment for flat-panel displays		27,969
Avatec. Co., Ltd.	20%	August 2000	Manufacture and sell glass for flat-panel displays		10,600

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011 and 2010

2.	Basis of Presenting Financial Statements

(a)	Statement of Compliance

In accordance with the Act on External Audits of Stock Companies, these consolidated financial statements have been prepared in accordance with Korean International Financial Reporting Standards (“K-IFRSs”).

The consolidated financial statements were authorized for issuance by the Board of Directors on January 26, 2012.

(b)	Basis of Measurement

The consolidated financial statements have been prepared on the historical cost basis except for the following material items in the consolidated statement of financial position:

•	derivative financial instruments measured at fair value,

•	financial instruments at fair value through profit or loss measured at fair value,

•	available-for-sale financial assets measured at fair value,

•	liabilities for cash-settled share-based payment arrangements measured at fair value, and

•	liabilities for defined benefit plans recognized as the present value of defined benefit obligation less the fair value of plan assets

(c)	Functional and Presentation Currency

The consolidated financial statements are presented in Korean won, which is the Controlling Company’s functional currency. All amounts in Korean won are in millions unless otherwise stated.

(d)	Use of Estimates and Judgments

The preparation of the consolidated financial statements in conformity with K-IFRSs requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Information about critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements is included in the following notes:

•	Classification of financial instruments (note 3(d))

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011 and 2010

2.	Basis of Presenting Financial Statements, Continued

(d)	Use of Estimates and Judgments, Continued

Information about assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment within the next 12 months is included in the following notes:

•	Recognition and measurement of provision (note 3(j) and 20)

•	Measurement of defined benefit obligations (note 17)

•	Deferred tax assets and liabilities (note 30)

3.	Summary of Significant Accounting Policies

The significant accounting policies followed by the Group in preparation of its consolidated financial statements are as follows:

(a)	Consolidation

(i) Subsidiaries

Subsidiaries are those entities controlled by the Controlling Company or its subsidiaries, where control is the power to govern the financial and operating policies of the entity so as to obtain benefits from its activities. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases. Each item of profit and loss and other reserves is allocated to the owners of the parent and non-controlling interests. Losses applicable to the non-controlling interests in a subsidiary are allocated to the non-controlling interests even if doing so causes the non-controlling interests to have a deficit balance.

(ii) Associates and jointly controlled entities (equity method investees)

Associates are those entities over which the Group has significant influence over the financial and operating policies, but not control. Significant influence is presumed to exist when the Group holds between 20 and 50 percent of the voting power of another entity.

A jointly controlled entity is an entity that the Group has joint control over and whose activities are established by a contractual arrangement that requires unanimous consent for strategic financial and operating decisions.

Investments in associates and jointly controlled entities are initially recognized at cost and accounted for using the equity method of accounting. The carrying amount of investments in associates and jointly controlled entities is increased or decreased to recognize the Group’s share of the profits or losses and changes in the Group’s proportionate interest of the investee after the date of acquisition. Distributions received from an investee reduce the carrying amount of the investment. Unrealized gains on transactions between the Group and associates and jointly controlled entities are eliminated to the extent of the Group’s interest in the associates and jointly controlled entities. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred.

The consolidated financial statements are prepared using uniform accounting policies for like transactions and events in similar circumstances.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011 and 2010

3.	Summary of Significant Accounting Policies, Continued

(a)	Consolidation, Continued

When the Group’s share of losses exceeds its interest in an equity accounted investee, the carrying amount of that interest, including any long-term investments, is reduced to nil, and the recognition of further losses is discontinued except to the extent that the Group has an obligation or has made payments on behalf of the investee.

(iii) Transactions eliminated on consolidation

Intra-group balances and transactions, including income, expenses and unrealized gains or losses, are eliminated in preparing the consolidated financial statements. Intra-group losses are recognized as expense if intra-group losses indicate an impairment that requires recognition in the consolidated financial statements.

(b)	Foreign Currency Transactions and Translation

Transactions in foreign currencies are translated to the respective functional currencies of the Group entities at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are retranslated to the functional currency at the exchange rate on the reporting date. Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are retranslated to the functional currency at the exchange rate at the date that the fair value was originally determined. Foreign currency differences arising on retranslation are recognized in profit or loss, except for differences arising on available-for-sale equity instruments and a financial asset and liability designated as a cash flow hedge, which are recognized in other comprehensive income. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the original transaction. Exchange differences arising on the settlement of monetary items or on translating monetary items at rates different from those at which they were translated on initial recognition during the period or previous financial statements shall be recognized in profit or loss in the period in which they arise.

If the presentation currency of the Group is different from a foreign operation’s functional currency, the financial position and financial performance of the foreign operation are translated into the presentation currency using the following methods:

The assets and liabilities of foreign operations, whose functional currency is not the currency of a hyperinflationary economy, including goodwill and fair value adjustments arising on acquisition, are translated to the Group’s functional currency at exchange rates at the reporting date. The income and expenses of foreign operations are translated to the Group’s functional currency at exchange rates at the dates of the transactions. Foreign currency differences are recognized in other comprehensive income. However, if the operation is a non-wholly-owned subsidiary, then the relevant proportionate share of the translation difference is allocated to the non-controlling interests. When a foreign operation is disposed of, in part or in full, the relevant accumulative amount in other comprehensive income is transferred to profit or loss as part of the profit or loss on disposal. When the Group disposes of only part of its investment in an associate or joint venture that includes a foreign operation while retaining significant influence or joint control, the relevant proportion of the cumulative amount in other comprehensive income is reclassified to profit or loss.

Any goodwill arising on the acquisition of a foreign operation and any fair value adjustments to the carrying amounts of assets and liabilities arising on the acquisition of that foreign operation is treated as assets and liabilities of the foreign operation. Thus they are expressed in the functional currency of the foreign operation and translated at the at each reporting date’s exchange rate.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011 and 2010

3.	Summary of Significant Accounting Policies, Continued

(c)	Inventories

Inventories are measured at the lower of cost and net realizable value. The cost of inventories is based on the weighted-average method, and includes expenditures incurred in acquiring the inventories, production or conversion costs and other costs incurred in bringing them to their existing location and condition. In the case of manufactured inventories and work-in-process, cost includes an appropriate share of production overheads based on the actual capacity of production facilities. However, the normal capacity is used for the allocation of fixed production overheads if the actual level of production is lower than the normal capacity.

Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated selling expenses.

(d)	Financial Instruments

(i) Non-derivative financial assets

The Group initially recognizes loans and receivables and deposits on the date they are originated. All other non-derivative financial assets, including financial assets at fair value through profit or loss, are recognized in the consolidated statement of financial position when the Group becomes a party to the contractual provisions of the instrument.

The Group derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows of the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred. Any interest in transferred financial assets that is created or retained by the Group is recognized as a separate asset or liability. If a transfer does not result in derecognition because the Group has retained substantially all the risks and rewards of ownership of the transferred asset, the Group continues to recognize the transferred asset and recognizes a financial liability for the consideration received. In subsequent periods, the Group recognizes any income on the transferred assets and any expense incurred on the financial liability.

Financial assets and liabilities are offset and the net amount presented in the consolidated statement of financial position when, and only when, the Group has a legal right to offset the amounts and intends either to settle them on a net basis or to realize the asset and settle the liability simultaneously.

The Group has the following non-derivative financial assets: loans and receivables and available-for-sales financial assets.

Financial assets at fair value through profit or loss

A financial asset is classified at fair value through profit or loss if it is classified as held for trading or is designated as such upon initial recognition. If a contract contains one or more embedded derivatives, the Group designates the entire hybrid (combined) contract as a financial asset at fair value through profit or loss unless: the embedded derivative(s) does not significantly modify the cash flows that otherwise would be required by the contract; or it is clear with little or no analysis when a similar hybrid (combined) instrument is first considered that separation of the embedded derivative(s) is prohibited. Upon initial recognition, attributable transaction costs are recognized in profit or loss as incurred. Financial assets at fair value through profit or loss are measured at fair value, and changes therein are recognized in profit or loss.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011 and 2010

3.	Summary of Significant Accounting Policies, Continued

(d)	Financial Instruments, Continued

Cash and cash equivalents

Cash and cash equivalents include all cash balances and short-term highly liquid investments with an original maturity of three months or less that are readily convertible into known amounts of cash. They are stated at face value, which approximates fair value.

Deposits in banks

Deposits in banks are those with maturity of more than three months and less than one year and are held for cash management purposes.

Loans and receivables

Loans and receivables are financial assets with fixed or determinable payments that are not quoted in an active market. When loans and receivables are recognized initially, the Group measures them at their fair value plus transaction costs that are directly attributable to the acquisition or issue of the financial asset. Subsequent to initial recognition, loans and receivables are measured at amortized cost using the effective interest method, less any impairment losses. Loans and receivables comprise trade accounts and notes receivable and other accounts receivable.

Available-for-sale financial assets

Available-for-sale financial assets are non-derivative financial assets that are designated as available-for-sale or that are not classified as financial assets at fair value through profit or loss, held-to-maturity financial assets or loans and receivables. The Group’s investments in equity securities and certain debt securities are classified as available-for-sale financial assets. Subsequent to initial recognition, they are measured at fair value and changes therein, other than impairment losses and foreign currency differences on available-for-sale equity instruments, are recognized in other comprehensive income and presented within equity in the fair value reserve. When an investment is derecognized, the cumulative gain or loss in other comprehensive income is transferred to profit or loss.

Investments in equity instruments that do not have a quoted market price in an active market and whose fair value cannot be reliably measured and whose derivatives are linked to and must be settled by delivery of such unquoted equity instruments are measured at cost.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011 and 2010

3.	Summary of Significant Accounting Policies, Continued

(d)	Financial Instruments, Continued

(ii) Non-derivative financial liabilities

The Group initially recognizes debt securities issued and subordinated liabilities on the date that they are originated. The Group classifies liabilities into two categories in accordance with the substance of the contractual arrangement and the definitions of a financial liability: financial liabilities at fair value through profit or loss and other financial liabilities.

Financial liabilities at fair value through profit or loss include financial liabilities held for trading or designated as such upon initial recognition at fair value through profit or loss. After initial recognition, financial liabilities at fair value through profit or loss are measured at fair value, and changes therein are recognized in profit or loss. Upon initial recognition, transaction costs that are directly attributable to acquisition are recognized in profit or loss as incurred. As of December 31, 2011, financial liabilities at fair value through profit or loss of the Group consist of convertible bonds.

Non-derivative financial liabilities other than financial liabilities classified as fair value through profit or loss are classified as other financial liabilities and measured initially at fair value minus transaction costs that are directly attributable to the issue. Subsequent to initial recognition, these financial liabilities are measured at amortized cost using the effective interest method. As of December 31, 2011, non-derivative financial liabilities comprise borrowings, bonds and others.

The Group derecognizes a financial liability when its contractual obligations are discharged, cancelled or expired.

(iii) Ordinary share capital

Ordinary shares are classified as equity. Incremental costs directly attributable to the issuance of ordinary shares are recognized as a deduction from equity, net of tax effects. Capital contributed in excess of par value upon issuance of common stocks is classified as share premium within equity.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011 and 2010

3.	Summary of Significant Accounting Policies, Continued

(d)	Financial Instruments, Continued

(iv) Derivative financial instruments, including hedge accounting

The Group holds forward exchange contracts, interest rate swaps, currency swaps and other derivative contracts to manage interest rate risk and foreign exchange risk. Derivatives are initially recognized at fair value. Subsequent to initial recognition, derivatives are measured at fair value, and changes therein are recognized in profit or loss except in the case where the derivatives are designated as cash flow hedges and the hedge is determined to be an effective hedge.

The Group designates derivatives as hedging items to hedge the risk of changes in the fair value of assets, liabilities or firm commitments (a fair value hedge) and foreign currency risk of highly probable forecasted transactions or firm commitments (a cash flow hedge).

On initial designation of the hedge, management formally documents the relationship between the hedging instrument(s) and hedged item(s), including the risk management objectives and strategy in undertaking the hedge transaction, together with the methods that will be used to assess the effectiveness of the hedging relationship. Management makes an assessment, both at the inception of the hedge relationship as well as on an ongoing basis, whether the hedging instruments are expected to be “highly effective” in offsetting the changes in the fair value or cash flows of the respective hedged items during the period for which the hedge is designated, and whether the actual results of each hedge are within a range of 80-125 percent. For a cash flow hedge of a forecasted transaction, the transaction should be highly probable to occur and should present an exposure to variations in cash flows that could ultimately affect reported net income.

Cash flow hedges

When a derivative is designated as a hedge of the variability in cash flows attributable to a particular risk associated with a recognized asset or liability or a highly probable forecasted transaction that could affect profit or loss, the effective portion of changes in the fair value of the derivative is recognized in other comprehensive income and presented in the hedging reserve in equity. The amount recognized in other comprehensive income is removed and included in profit or loss in the same period the hedged cash flows affect profit or loss under the same line item in the consolidated statement of comprehensive income. Any ineffective portion of changes in the fair value of the derivative is recognized immediately in profit or loss.

If the hedging instrument no longer meets the criteria for hedge accounting, expires or is sold, terminated, exercised, or the designation is revoked, then hedge accounting is discontinued prospectively. The cumulative gain or loss previously recognized in other comprehensive income and presented in the hedging reserve in equity remains there until the forecasted transaction affects profit or loss. When the hedged item is a non-financial asset, the amount recognized in other comprehensive income is transferred to the carrying amount of the asset when the asset is recognized. If the forecasted transaction is no longer expected to occur, then the balance in other comprehensive income is recognized immediately in profit or loss. In other cases the amount recognized in other comprehensive income is transferred to profit or loss in the same period that the hedged item affects profit or loss.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011 and 2010

3.	Summary of Significant Accounting Policies, Continued

(d)	Financial Instruments, Continued

Embedded derivative

Embedded derivatives are separated from the host contract and accounted for separately if the economic characteristics and risks of the host contract and the embedded derivative are not closely related, a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative, and the combined instrument is not measured at fair value through profit or loss. Changes in the fair value of separable embedded derivatives are recognized immediately in profit or loss.

(e)	Property, Plant and Equipment

(i) Recognition and measurement

Items of property, plant and equipment are measured at cost less accumulated depreciation and accumulated impairment losses. Cost includes an expenditure that is directly attributable to the acquisition of the asset. The cost of self-constructed assets includes the cost of materials and direct labor, any costs directly attributable to bringing the assets to a working condition for their intended use, the costs of dismantling and removing the items and restoring the site on which they are located and borrowing costs on qualifying assets.

The gain or loss arising from the derecognition of an item of property, plant and equipment shall be determined as the difference between the net disposal proceeds, if any, and the carrying amount of the item and recognized in other income and expenses.

(ii) Subsequent costs

Subsequent expenditure on an item of property, plant and equipment is recognized as part of its cost only if it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. The costs of the day-to-day servicing of property, plant and equipment are recognized in profit or loss as incurred.

(iii) Depreciation

Depreciation is recognized in profit or loss on a straight-line basis method, reflecting the pattern in which the asset’s future economic benefits are expected to be consumed by the Group. The residual value of property, plant and equipment is zero. Land is not depreciated.

Estimated useful lives of the assets are as follows:

Useful lives (years)
Buildings and structures	20, 40
Machinery	4
Furniture and fixtures	3~5
Equipment, tools and vehicles	3~5, 12

Depreciation methods, useful lives and residual values are reviewed at each financial year-end and adjusted if appropriate. The changes are accounted for as changes in accounting estimates.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011 and 2010

3.	Summary of Significant Accounting Policies, Continued

(f)	Borrowing Costs

The Group capitalizes borrowing costs, which includes exchange differences arising from foreign currency borrowings to the extent that they are regarded as an adjustment to interest costs, directly attributable to the acquisition, construction or production of a qualifying asset as part of the cost of that asset. A qualifying asset is an asset that necessarily takes a substantial period of time to get ready for its intended use or sale. To the extent that the Group borrows funds specifically for the purpose of obtaining a qualifying asset, the Group determines the amount of borrowing costs eligible for capitalization as the actual borrowing costs incurred on that borrowing during the period less any investment income on the temporary investment of those borrowings. The Group immediately recognizes other borrowing costs as an expense.

(g)	Government Grants

In case there is reasonable assurance that the Group will comply with the conditions attached to a government grant, the government grant is recognized as follows:

(i) Grants related to the purchase or construction of assets

A government grant related to the purchase or construction of assets is deducted in calculating the carrying amount of the asset. The grant is recognized in profit or loss over the life of a depreciable asset as a reduced depreciation expense.

(ii) Grants for compensating the Group’s expenses incurred

Grants that compensate the Group for expenses incurred are recognized in profit or loss as other income on a systematic basis in the same periods in which the expenses are recognized.

(iii) Other government grants

A government grant that becomes receivable as compensation for expenses or losses already incurred or for the purpose of giving immediate financial support to the entity with no future related costs shall be recognized as income of the period in which it becomes receivable.

(h)	Intangible Assets

Intangible assets are initially measured at cost. Subsequently, intangible assets are measured at cost less accumulated amortization and accumulated impairment losses.

(i) Goodwill

Goodwill arising from business combinations is recognized as the excess of the acquisition cost of investments in subsidiaries, associates and joint ventures over the Group’s share of the net fair value of the identifiable assets acquired and liabilities assumed. Any deficit is a bargain purchase that is recognized in profit or loss. Goodwill is measured at cost less accumulated impairment losses.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011 and 2010

3.	Summary of Significant Accounting Policies, Continued

(h)	Intangible Assets, Continued

(ii) Research and development

Expenditure on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, is recognized in profit or loss as incurred.

Development activities involve a plan or design of the production of new or substantially improved products and processes. Development expenditure is capitalized only if the Group can demonstrate all of the following:

•	the technical feasibility of completing the intangible asset so that it will be available for use or sale,

•	its intention to complete the intangible asset and use or sell it,

•	its ability to use or sell the intangible asset,

•

how the intangible asset will generate probable future economic benefits. Among other things, the Group can demonstrate the existence of a market for the output of the intangible asset or the intangible asset itself or, if it is to be used internally, the usefulness of the intangible asset,

•	the availability of adequate technical, financial and other resources to complete the development and to use or sell the intangible asset, and

•	its ability to measure reliably the expenditure attributable to the intangible asset during its development.

The expenditure capitalized includes the cost of materials, direct labor, overhead costs that are directly attributable to preparing the asset for its intended use, and borrowing costs on qualifying assets.

(iii) Other intangible assets

Other intangible assets include intellectual property rights, software, customer relationships, technology, memberships and others.

(iv) Subsequent costs

Subsequent expenditure is capitalized only when it increases the future economic benefits embodied in the specific intangible asset to which it relates. All other expenditure, including expenditure on internally generated goodwill and brands, is recognized in profit or loss as incurred.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011 and 2010

3.	Summary of Significant Accounting Policies, Continued

(h)	Intangible Assets, Continued

(v) Amortization

Amortization is calculated on a straight-line basis over the estimated useful lives of intangible assets, other than goodwill, from the date that they are available for use. The residual value of intangible assets is zero. However, as there are no foreseeable limits to the periods over which condominium and golf club memberships are expected to be available for use, these intangible assets are regarded as having indefinite useful lives and not amortized.

Estimated useful lives (years)
Intellectual property rights	5, 10
Rights to use electricity, water and gas supply facilities	10
Software	4
Customer relationships	7
Technology	10
Development costs	(*)
Condominium and golf club memberships	Not amortized

(*)	Capitalized development costs are amortized over the useful life considering the life cycle of the developed products.

Amortization periods and the amortization methods for intangible assets with finite useful lives are reviewed at each financial year-end. The useful lives of intangible assets that are not being amortized are reviewed each period to determine whether events and circumstances continue to support indefinite useful life assessments for those assets. If appropriate, the changes are accounted for as changes in accounting estimates.

(i)	Impairment

(i) Financial assets

A financial asset not carried at fair value through profit or loss is assessed at each reporting date to determine whether there is objective evidence that it is impaired. A financial asset is impaired if objective evidence indicates that a loss event has occurred after the initial recognition of the asset, and that the loss event had a negative effect on the estimated future cash flows of that asset that can be estimated reliably.

Objective evidence that financial assets are impaired can include default or delinquency in interest or principal payments by an issuer or a debtor, for economic reasons relating to the borrower’s financial difficulty, granting to the borrower a concession that the Group would not otherwise consider, or the disappearance of an active market for that financial asset. In addition, for an investment in an equity security, objective evidence of impairment includes significant financial difficulty of the issuer and a significant or prolonged decline in its fair value below its cost.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011 and 2010

3.	Summary of Significant Accounting Policies, Continued

(i)	Impairment, Continued

(i) Financial assets, continued

Management considers evidence of impairment for loans and receivables at both a specific asset and collective level. All individually significant loans and receivables are assessed for specific impairment. All individually significant receivables found not to be specifically impaired are then collectively assessed for any impairment that has been incurred but not yet identified. Loans and receivables that are not individually significant are collectively assessed for impairment by grouping together receivables with similar risk characteristics.

In assessing collective impairment the Group uses historical trends of the probability of default, timing of recoveries and the amount of loss incurred, adjusted for management’s judgment as to whether current economic and credit conditions are such that the actual losses are likely to be greater or less than suggested by historical trends.

If there is objective evidence that an impairment loss has been incurred on financial assets carried at amortized cost or cost, the amount of the impairment loss is measured as the difference between its carrying amount and the present value of the estimated future cash flows discounted at the asset’s original effective interest rate. Impairment losses are recognized in profit or loss and reflected in an allowance account against loans and receivables.

The amount of the impairment loss on financial assets including equity securities carried at cost is measured as the difference between the carrying amount and the present value of estimated future cash flows discounted at the current market rate of return for a similar financial asset. Such impairment losses are not reversed.

When a decline in the fair value of an available-for-sale financial asset has been recognized in other comprehensive income the amount of the cumulative loss that is reclassified from equity to profit or loss is the difference between the acquisition cost and current fair value, less any impairment loss on that financial asset previously recognized in profit or loss.

In a subsequent period, for the financial assets recorded at fair value, if the fair value increases and the increase can be objectively related to an event occurring after the impairment loss was recognized, the previously recognized impairment loss is reversed. The amount of the reversal in financial assets carried at amortized cost and a debt instrument classified as available for sale is recognized in profit or loss. However, impairment loss recognized for an investment in an equity instrument classified as available-for-sale is reversed through other comprehensive income.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011 and 2010

3.	Summary of Significant Accounting Policies, Continued

(i)	Impairment, Continued

(ii) Non-financial assets

The carrying amounts of the Group’s non-financial assets, other than assets arising from employee benefits, inventories and deferred tax assets, are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. For goodwill, and intangible assets that have indefinite useful lives or that are not yet available for use, irrespective of whether there is any indication of impairment, the recoverable amount is estimated each year at the same time.

For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets (the “cash-generating unit”, or “CGU”). The recoverable amount of an asset or cash-generating unit is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Fair value less costs to sell is based on the best information available to reflect the amount that the Group could obtain from the disposal of the asset in an arm’s length transaction between knowledgeable, willing parties, after deducting the costs of disposal.

The Group’s corporate assets do not generate separate cash inflows. If there is an indication that a corporate asset may be impaired, then the recoverable amount is determined for the CGU to which the corporate asset belongs.

An impairment loss is recognized if the carrying amount of an asset or its CGU exceeds its estimated recoverable amount. Impairment losses are recognized in profit or loss. Goodwill acquired in a business combination is allocated to CGUs that are expected to benefit from the synergies of the combination. Impairment losses recognized in respect of a CGU are allocated first to reduce the carrying amount of any goodwill allocated to the unit, and then to reduce the carrying amounts of the other assets in the unit on a pro rata basis.

In respect of other assets, impairment losses recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized. An impairment loss in respect of goodwill is not reversed.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011 and 2010

3.	Summary of Significant Accounting Policies, Continued

(j)	Provisions

A provision is recognized if, as a result of a past event, the Group has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation.

The risks and uncertainties that inevitably surround events and circumstances are taken into account in reaching the best estimate of a provision. Where the effect of the time value of money is material, provisions are determined at the present value of the expected future cash flows. The unwinding of the discount is recognized as finance cost

Provisions are reviewed at the end of each reporting period and adjusted to reflect the current best estimate. If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provision is reversed.

The Group recognizes a liability for warranty obligations based on the estimated costs expected to be incurred under its basic limited warranty. This warranty covers defective products and is normally applicable for eighteen months from the date of purchase. These liabilities are accrued when product revenues are recognized. Warranty costs primarily include raw materials and labor costs. Factors that affect the Group’s warranty liability include historical and anticipated rates of warranty claims on those repairs and cost per claim to satisfy the Group’s warranty obligation. As these factors are impacted by actual experience and future expectations, management periodically assesses the adequacy of its recorded warranty liabilities and adjusts the amounts as necessary. Accrued warranty obligations are included in the current and non-current provisions.

Liabilities for loss contingencies arising from claims, assessments, litigation, fines, and penalties and other sources, are recorded when it is probable that a liability has been incurred and the amount of the assessment and/or remediation can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred.

(k)	Employee Benefits

(i) Short-term employee benefits

Short-term employee benefits that are due to be settled within twelve months after the end of the period in which the employees render the related service are recognized in profit or loss on an undiscounted basis. The expected cost of profit-sharing and bonus plans are recognized when the Group has a present legal or constructive obligation to make payments as a result of past events and a reliable estimate of the obligation can be made.

(ii) Other long-term employee benefits

The Group’s net obligation in respect of long-term employee benefits other than pension plans is the amount of future benefit that employees have earned in return for their service in the current and prior periods.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011 and 2010

3.	Summary of Significant Accounting Policies, Continued

(k)	Employee Benefits, Continued

(iii) Defined contribution plan

A defined contribution plan is a post-employment benefit plan under which an entity pays fixed contributions into a separate entity and will have no legal or constructive obligation to pay further amounts. Obligations for contributions to defined contribution pension plans are recognized as an employee benefit expense in profit or loss in the periods during which services are rendered by employees.

(iv) Defined benefit plan

A defined benefit plan is a post-employment benefit plan other than defined contribution plans. The Group’s net obligation in respect of its defined benefit plan is calculated by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine its present value. The fair value of any plan assets is deducted.

The calculation is performed annually by an independent actuary using the projected unit credit method. The discount rate is the yield at the reporting date on high quality corporate bonds that have maturity dates approximating the terms of the Group’s obligations and that are denominated in the same currency in which the benefits are expected to be paid. The Group recognizes all actuarial gains and losses arising from defined benefit plans in retained earnings immediately.

In measuring the defined benefit liability, the Group recognizes past service cost immediately when the benefits are vested immediately following the introduction of a defined benefit plan.

(v) Share-based payment transactions

The fair value of the amount payable to employees in respect of share appreciation rights, which are settled in cash, is recognized as an expense with a corresponding increase in liabilities, over the period that the employees unconditionally become entitled to payment. The liability is remeasured at each reporting date and at settlement date. Any changes in the fair value of the liability are recognized as personnel expense in profit or loss.

(l)	Revenue

Revenue from the sale of goods in the course of ordinary activities is measured at the fair value of the consideration received or receivable, net of estimated returns, earned trade discounts, volume rebates and other cash incentives paid to customers. Revenue is recognized when persuasive evidence exists that the significant risks and rewards of ownership have been transferred to the buyer, generally on delivery and acceptance at the customers’ premises, recovery of the consideration is probable, the associated costs and possible return of goods can be estimated reliably, there is no continuing management involvement with the goods, and the amount of revenue can be measured reliably. If it is probable that discounts will be granted and the amount can be measured reliably, then the discount is recognized as a reduction of revenue when the sales are recognized. Sales taxes collected from customers and remitted to governmental authorities are accounted for on a net basis and therefore are excluded from revenues in the consolidated statements of comprehensive income.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011 and 2010

3.	Summary of Significant Accounting Policies, Continued

(m)	Operating Segments

An operating segment is a component of the Group that: 1) engages in business activities from which it may earn revenues and incur expenses, including revenues and expenses that relate to transactions with other components of the group, 2) whose operating results are reviewed regularly by the Group’s chief operating decision maker (CODM) in order to allocate resources and assess its performance, and 3) for which discrete financial information is available. Management has determined that the CODM of the Group is the Board of Directors. The CODM does not receive and therefore does not review discrete financial information for any component of the Group. Consequently, no operating segment information is included in these consolidated financial statements. Entity wide disclosures of geographic and product revenue information are provided in note 23 to these consolidated financial statements.

(n)	Finance Income and Finance Costs

Finance income comprises interest income on funds invested (including available-for-sale financial assets), dividend income, gains on the disposal of available-for-sale financial assets, changes in the fair value of financial assets at fair value through profit or loss, and gains on hedging instruments that are recognized in profit or loss. Interest income is recognized as it accrues in profit or loss, using the effective interest method. Dividend income is recognized in profit or loss on the date that the Group’s right to receive payment is established.

Finance costs comprise interest expense on borrowings, unwinding of the discount on provisions, changes in the fair value of financial assets at fair value through profit or loss, impairment losses recognized on financial assets, and losses on hedging instruments that are recognized in profit or loss. Borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset are capitalized as part of the cost of that asset.

Foreign exchange gains and losses arising from monetary assets and liabilities denominated in currencies other than functional currencies are presented separately when they are related to investing and financing activities.

(o)	Income Tax

Income tax expense comprises current and deferred tax. Current tax and deferred tax are recognized in profit or loss except to the extent that it relates to a business combination, or items recognized directly in equity or in other comprehensive income.

(i) Current tax

Current tax is the expected tax payable or receivable on the taxable profit or loss for the year, using tax rates enacted or substantively enacted at the reporting date and any adjustment to tax payable in respect of previous years. The taxable profit is different from the accounting profit for the period since the taxable profit is calculated excluding the temporary differences, which will be taxable or deductible in determining taxable profit (tax loss) of future periods, and non-taxable or non-deductible items from the accounting profit.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011 and 2010

3.	Summary of Significant Accounting Policies, Continued

(o)	Income Tax, Continued

(ii) Deferred tax

Deferred tax is recognized, using the liability method, in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates and tax laws that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred tax liabilities and deferred tax assets reflects the tax consequences that would follow from the manner in which the Group expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities. However, deferred tax is not recognized for taxable temporary differences arising on the initial recognition of goodwill.

The Group recognizes a deferred tax liability for all taxable temporary differences associated with investments in subsidiaries, associates, and interests in joint ventures, except to the extent that the Group is able to control the timing of the reversal of the temporary differences and it is probable that the temporary differences will not reverse in the foreseeable future. A deferred tax asset is recognized for all deductible temporary differences to the extent that it is probable that the differences relating to investments in subsidiaries, associates and jointly controlled entities will reverse in the foreseeable future and taxable profit will be available against which the temporary difference can be utilized.

Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

An entity offsets deferred tax assets and deferred tax liabilities if, and only if the entity has a legally enforceable right to set off current tax assets against current tax liabilities and the deferred tax assets and the deferred tax liabilities relate to income taxes levied by the same authority on either the same taxable entity or different taxable entities which intend either to settle current tax liabilities and assets on a net basis, or to realize the assets and settle the liabilities simultaneously.

(p)	Earnings (Loss) Per Share

The Group presents basic and diluted earnings (loss) per share (EPS) data for its ordinary shares. Basic EPS is calculated by dividing the profit or loss attributable to ordinary shareholders of the Controlling Company by the weighted average number of ordinary shares outstanding during the period. Diluted EPS is determined by adjusting the profit or loss attributable to ordinary shareholders and the weighted average number of ordinary shares outstanding, adjusted for the effects of all dilutive potential ordinary shares, which comprise convertible bonds.

(q)	New Standards and Interpretations Not Yet Adopted

The following accounting standards, interpretations and amendments will be effective for annual periods beginning after January 1, 2012 and have not been applied in preparing these financial statements.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011 and 2010

3.	Summary of Significant Accounting Policies, Continued

(q)	New Standards and Interpretations Not Yet Adopted, Continued

(i) K-IFRS No. 1107, Financial Instruments : Disclosures

The amendments require disclosing the nature of transferred assets, their carrying amount, and the description of risks and rewards for each class of transferred financial assets that are not derecognized in their entirety. If the Group derecognizes transferred financial assets but still has their specific risks and rewards, the amendments require additional disclosures on their effect of the risks. The amendments will be applied prospectively for the Group’s annual periods beginning on or after July 1, 2011.

(ii) K-IFRS No. 1113, Fair value measurement

The standard defines fair value and a single framework for fair value, and requires disclosures about fair value measurements. The standard will be applied prospectively for the Group’s annual periods beginning on or after January 1, 2013.

Management is in the process of evaluating the impact, if any, of applying these standards and interpretations on its financial position and results of operations.

4.	Determination of Fair Value

A number of the Group’s accounting policies and disclosures require the determination of fair value, for both financial and non-financial assets and liabilities. Fair values have been determined for measurement and/or disclosure purposes based on the following methods. When applicable, further information about the assumptions made in determining fair values is disclosed in the notes specific to that asset or liability.

(a)	Current Assets and Liabilities

The carrying amounts approximate fair value because of the short maturity of these instruments.

(b)	Trade Receivables and Other Receivables

The fair value of trade and other receivables is estimated as the present value of future cash flows, discounted at the market rate of interest at the reporting date. This fair value is determined for disclosure purposes. The carrying amounts of short-term receivables approximate fair value.

(c)	Investments in Equity and Debt Securities

The fair value of marketable available-for-sale financial assets is determined by reference to their quoted closing bid price at the reporting date. The fair value of non-marketable securities is determined using valuation methods.

(d)	Derivatives

For forward contracts, if a listed market price is not available, fair value is estimated by discounting the difference between the contractual forward price and the current forward price for the residual maturity of the contract using a risk-free interest rate (based on government bonds).

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011 and 2010

4.	Determination of Fair Value, Continued

(d)	Derivatives, Continued

The fair value of interest rate swaps is estimated by discounting estimated future cash flows based on the terms and maturity of each contract by LIBOR and forward interest rates for the same terms at the measurement date.

Fair values reflect the credit risk of the instrument and include adjustments to take account of the credit risk of the Group entity and counterparty when appropriate.

(e)	Non-derivative Financial Liabilities

The fair value of financial liabilities at FVTPL is determined by reference to their quoted closing price at the reporting date. Fair value, which is determined for disclosure purposes, except for the liabilities at FVTPL, is calculated based on the present value of future principal and interest cash flows, discounted at the market rate of interest at the reporting date.

(f)	Share-based Payment Transactions

The fair value of the employee share appreciation rights is measured using the Black-Scholes formula. Measurement inputs include share price on measurement date, exercise price of the instrument, expected volatility (based on weighted average historic volatility adjusted for changes expected due to publicly available information), weighted average expected life of the instruments (based on historical experience and general option holder behavior), expected dividends, and the risk-free interest rate (based on government bonds). Service and non-market performance conditions attached to the transactions are not taken into account in determining fair value.

(g)	Assets Acquired in a Business Combination

(i) Inventories

The fair value of inventories acquired in a business combination is determined based on the estimated selling price in the ordinary course of business less the estimated costs of completion and sale, and a reasonable profit margin based on the effort required to complete and sell the inventories.

(ii) Property, plant and equipment

The fair value of property, plant and equipment recognized as a result of a business combination is based on market values.

(iii) Intangible assets

The fair value of customer relationships acquired in a business combination is determined using the multi-period excess earnings method, whereby the subject asset is valued after deducting a fair return on all other assets that are part of creating the related cash flows. The fair value of technology acquired in a business combination is based on the discounted estimated royalty payments that have been avoided as a result of the patent or trademark being owned.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011 and 2010

5.	Risk Management

(a)	Financial Risk Management

The Group is exposed to credit risk, liquidity risk and market risks. The Group identifies and analyzes such risks, and controls are implemented under a risk management system to monitor and manage these risks at below a threshold level.

(i) Credit risk

Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Group’s receivables from customers.

The Group’s exposure to credit risk of trade and other receivables is influenced mainly by the individual characteristics of each customer. However, management considers the demographics of the Group’s customer base, including the default risk of the country in which customers operate, do not have a significant influence on credit risk since the majority of the customers are global electronic appliance manufacturers operating in global markets.

The Group establishes credit limits for each customer and each new customer is analyzed quantitatively and qualitatively before determining whether to utilize third party guarantees, insurance or factoring as appropriate.

The Group does not establish allowances for receivables under insurance and receivables from customers with a high credit rating. For the rest of the receivables, the Group establishes an allowance for impairment of trade and other receivables that have been individually or collectively evaluated for impairment and estimated on the basis of historical loss experience for assets.

(ii) Liquidity risk

Liquidity risk is the risk that the Group will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Group’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Group’s reputation.

The Group has historically been able to satisfy its cash requirements from cash flows from operations and debt and equity financing. To the extent that the Group does not generate sufficient cash flows from operations to meet its capital requirements, the Group may rely on other financing activities, such as external long-term borrowings and offerings of debt securities, equity-linked and other debt securities. In addition, the Group maintains a line of credit with various banks.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011 and 2010

5.	Risk Management, Continued

(a)	Financial Risk Management, Continued

(iii) Market risk

Market risk is the risk that changes in market prices, such as foreign exchange rates, interest rates and equity prices, will affect the Group’s income or the value of its holdings of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the return.

The Group buys and sells derivatives, and also incurs financial liabilities, in order to manage market risks.

Currency risk

The Group is exposed to currency risk on sales, purchases and borrowings that are denominated in a currency other than the functional currency of the Group, Korean won (KRW). The currencies in which these transactions primarily are denominated are USD, EUR and JPY.

The Group uses forward exchange contracts to hedge its currency risk, most with a maturity of less than one year from the reporting date.

Interest on borrowings is denominated in the currency of the borrowing. Generally, borrowings are denominated in currencies that match the cash flows generated by the underlying operations of the Group, primarily KRW, USD and JPY.

In respect of other monetary assets and liabilities denominated in foreign currencies, the Group ensures that its net exposure is kept to an acceptable level by buying or selling foreign currencies at spot rates when necessary to address short-term imbalances. In relation to the currency fluctuation, the Group adopts policies to adjust factoring volumes of foreign currency denominated receivables or utilizing usance as a means to settle payables for the facilities.

Interest rate risk

Interest rate risk arises principally from the Group’s debentures and borrowings. There are no interest rate swaps contract as of December 31, 2011 and 2010 to hedge interest rate risk at this time.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011 and 2010

5.	Risk Management, Continued

(b)	Capital Management

Management’s policy is to maintain a capital base so as to maintain investor, creditor and market confidence and to sustain future development of the business. Liabilities to equity ratio, net borrowings to equity ratio and other financial ratios are used by management to achieve an optimal capital structure. Management also monitors the level of dividends to ordinary shareholders. Equity, defined by K-IFRS, is identical to the definition of capital, managed by management.

(In millions of won)
	December 31, 2011		December 31, 2010
Total liabilities	(Won)	15,031,903	12,796,691
Total equity		10,131,028	11,060,967
Cash and deposits in banks (*)		2,332,977	3,134,009
Borrowings		4,610,367	4,642,923
Total liabilities to equity ratio		148%	116%
Net borrowings to equity ratio		22%	14%

(*)	Cash and deposits in banks consists of cash and cash equivalents and deposit in banks.

6.	Cash and Cash Equivalents and Deposits in Banks

Cash and cash equivalents and deposits in banks at the reporting date are as follows:

(In millions of won)
	December 31, 2011		December 31, 2010
Current assets
Cash and cash equivalents
Demand deposits	(Won)	1,517,977	1,631,009
Deposits in banks
Time deposits	(Won)	800,000	1,500,000
Restricted cash		15,000	3,000

	(Won)	815,000	1,503,000

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011 and 2010

7.	Receivables and Other Current Assets

(a)	Trade accounts and notes receivable at the reporting date are as follows:

(In millions of won)
	December 31, 2011		December 31, 2010
Trade, net	(Won)	2,113,912	2,230,003
Due from related parties		626,195	770,658

	(Won)	2,740,107	3,000,661

As of December 31, 2011 and 2010, trade accounts and notes receivable sold to financial institutions without recourse, but current and outstanding, amount to (Won)1,630,852 million (USD1,414 million) and (Won)1,290,234 million (USD1,133 million), respectively. For the years ended December 31, 2011 and 2010, the Group recognized loss on disposal of trade accounts and notes receivable of (Won)20,359 million and (Won)9,366 million, respectively.

(b)	Other accounts receivable at the reporting date is as follows:

(In millions of won)	December 31, 2011		December 31, 2010
Current assets
Non-trade accounts receivable, net	(Won)	197,300	220,477
Accrued income		15,570	24,093
Short-term loans		—	92

	(Won)	212,870	244,662

Due from related parties included in other accounts receivable, as of December 31, 2011 and 2010 are (Won)1,772 million and (Won)9,005 million, respectively.

(c)	Other assets at the reporting date are as follows:

(In millions of won)	December 31, 2011		December 31, 2010
Current assets
Advance payments	(Won)	12,115	10,947
Prepaid expenses		42,208	43,456
Value added tax refundable		188,599	144,727
Others		8,522	11,384

	(Won)	251,444	210,514

Non-current assets
Long-term prepaid expenses	(Won)	157,344	166,958
Others		21,861	11,334

	(Won)	179,205	178,292

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011 and 2010

8.	Inventories

Inventories at the reporting date are as follows:

(In millions of won)
	December 31, 2011		December 31, 2010
Finished goods	(Won)	921,936	978,386
Work-in-process		772,206	612,497
Raw materials		458,085	421,593
Supplies		165,143	202,741

	(Won)	2,317,370	2,215,217

The amount of the inventories recognized as cost (cost of sales) and valuation loss (reversals) on inventories as cost of sales are as follows:

(In millions of won)
	December 31, 2011		December 31, 2010
Inventories recognized as cost of sales	(Won)	23,081,322	21,780,880
Including: (reversals of) inventory write-downs		(22,797)	57,762

9.	Other Financial Assets

(a)	Other financial assets at the reporting date are as follows:

(In millions of won)
	December 31, 2011		December 31, 2010
Current assets
Deposits	(Won)	3,297	26,116
Derivatives not used for hedging		—	9,254

	(Won)	3,297	35,370

Non-current assets
Guarantee deposits with banks	(Won)	95	13
Financial assets at fair value through profit or loss		—	16,804
Available-for-sale financial assets		13,682	42,753
Deposits		70,171	23,676
Long-term loans		600	—

	(Won)	84,548	83,246

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011 and 2010

9.	Other Financial Assets, Continued

(b)	As of December 31, 2011, there are no financial assets at fair value through profit or loss. Financial assets at fair value through profit or loss as of December 31, 2010 were as follow:

(In millions of won)
	Acquisition cost		Fair value
Everlight Electronics Co. Ltd.	(Won)	14,404	16,804

The financial assets at fair value through profit or loss are debt securities with embedded derivatives that otherwise would have been classified as available-for-sale. For the year ended December 31, 2011, the Controlling Company has exercised the put option attached to the debt securities in full.

(c)	Available-for-sale financial assets at the reporting date are as follows:

(In millions of won)
	December 31, 2011		December 31, 2010
Non-current assets
Debt securities
Government bonds	(Won)	2,838	2,346
Hydis Technologies Co., Ltd.		—	26,085
Equity securities
E Ink Holdings, Inc. (formerly, Prime View International Co., Ltd.)	(Won)	6,319	9,701
Intellectual Discovery, Ltd.		2,673	—
Formosa Epitaxy, Inc. (“Formosa”)		1,735	4,509
Other		117	112

	(Won)	13,682	42,753

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011 and 2010

10.	Investments in Equity Accounted Investees

Investments in equity accounted investees accounted for under the equity method consist of the following:

(in millions of won)

	Carrying value
Company	December 31, 2011		December 31, 2010
Suzhou Raken Technology Ltd.	(Won)	133,000	114,402
Guangzhou New Vision Technology Research and Development Limited		3,814	3,540
Global OLED Technology LLC		44,147	47,594
Paju Electric Glass Co., Ltd.		69,395	45,947
TLI Inc. (*1)		16,410	16,614
AVACO Co., Ltd. (*1)		7,328	6,998
New Optics Ltd.		10,986	17,261
LIG ADP Co., Ltd.(*1)		2,745	4,037
WooRee LED Co., Ltd.		15,080	12,448
Dynamic Solar Design Co., Ltd.		1,538	5,776
RPO, Inc.		—	11,268
LB Gemini New Growth Fund No.16		13,658	7,949
Can Yang Investments Limited		14,488	16,999
YAS Co., Ltd.		9,814	10,124
Eralite Optoelectronics (Jiangsu) Co., Ltd.		4,173	4,575
Narenanotech Corporation		27,969	—
Avatec. Co., Ltd.		10,600	—

	(Won)	385,145	325,532

(*1)	Based on quoted market price at December 31, 2011, the fair values of the investments in TLI Inc., AVACO Co., Ltd. and LIG ADP Co., Ltd., which are listed companies on the Korea Exchange, are (Won)6,205 million, (Won)25,159 million and (Won)9,300 million, respectively.

The received dividends from equity accounted investees for the years ended December 31, 2011 and 2010 amounted to (Won)6,130 million and (Won)33,772 million, respectively.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011 and 2010

10.	Investments in Equity Accounted Investees, Continued

Summary of the financial information of equity accounted investees, not adjusted for the percentage ownership held by the Group:

(a)	Summary of the financial information of investments in joint ventures is as follows:

(In millions of won)
	December 31, 2011
Company	Ownership (%)	Current assets		Non-current assets	Total assets	Current liabilities	Non- current liabilities	Total liabilities	Revenue	Expenses	Profit (loss)
Suzhou Raken Technology Ltd. (*1)	51	(Won)	694,315	149,727	844,042	585,001	—	585,001	1,744,325	1,732,866	11,459
Guangzhou New Vision Technology Research and Development Limited	50		7,470	159	7,629	1	—	1	95	532	(437)
Global OLED Technology LLC (*2)	33		12,566	122,823	135,389	505	—	505	5,245	17,113	(11,868)

(In millions of won)
	December 31, 2010
Company	Ownership (%)	Current assets		Non-current assets	Total assets	Current liabilities	Non- current liabilities	Total liabilities	Revenue	Expenses	Profit (loss)
Suzhou Raken Technology Ltd. (*1)	51	(Won)	809,713	114,772	924,485	691,179	—	691,179	2,101,073	2,063,414	37,659
Guangzhou New Vision Technology Research and Development Limited	50		6,659	422	7,081	2	—	2	172	1,141	(969)
Global OLED Technology LLC (*2)	33		16,197	131,238	147,435	2,020	—	2,020	5,373	16,866	(11,493)

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011 and 2010

10.	Investments in Equity Accounted Investees, Continued

(*1)	Despite its 51% equity interest, management concluded that the Controlling Company does not have control of Suzhou Raken Technology Ltd. because the Controlling Company and AmTRAN Technology Co., Ltd., which has a 49% equity interest of the investee, jointly control the board of directors of the investee through equal voting powers. Accordingly, investment in Suzhou Raken Technology Ltd. was accounted for as an equity method investment.

(*2)	In December 2009, the Controlling Company entered into a joint venture agreement with its LG affiliates, accordingly, Global OLED Technology LLC was set up with the purpose of managing and utilizing OLED patents purchased from Eastman Kodak Company. At the time of establishment, the Controlling Company acquired a 49% equity interest in the joint venture and the Controlling Company’s investment in this equity investee was (Won)72,250 million. In June 2010, the Controlling Company sold a part of its share interest in Global OLED Technology for (Won)20,530 million, accordingly, the percentage of the Controlling Company’s ownership was reduced from 49% to 33%.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011 and 2010

10.	Investments in Equity Accounted Investees, Continued

(b)	Summary of the financial information of associates at the reporting date is as follows:

(In millions of won)
	December 31, 2011
Company	Ownership (%)	Total assets		Total liabilities	Total shareholders’ equity	Sales	Net income (loss)
Paju Electric Glass Co., Ltd.(*1)	40	(Won)	384,421	202,609	181,812	885,492	53,459
TLI Inc. (*2)	12		113,566	14,317	99,249	47,893	2,832
AVACO Co., Ltd. (*2)	20		127,373	54,227	73,146	238,589	7,381
New Optics Ltd.	42		163,443	141,532	21,911	562,927	(15,659)
LIG ADP Co., Ltd. (*2)	13		109,520	55,811	53,709	109,388	2,220
WooRee LED Co., Ltd. (*3)	30		160,520	128,441	32,079	226,597	8,750
Dynamic Solar Design Co., Ltd. (*4)	40		3,887	41	3,846	6	(2,150)
RPO, Inc. (*4)	26		—	—	—	—	—
LB Gemini New Growth Fund No.16 (*5)	31		45,072	502	44,570	4,545	2,544
Can Yang Investments Limited (*2, 6)	12		334,224	209,233	124,991	18,707	(17,424)
YAS Co., Ltd.(*2, 7)	19		34,534	11,515	23,019	25,408	6,830
Eralite Optoelectronics (Jiangsu) Co., Ltd.	20		22,418	1,553	20,865	74	(3,134)
Narenanotech Corporation (*8)	23		103,894	36,596	67,298	43,946	(3,711)
Avatec. Co., Ltd. (*9)	20		63,529	13,537	49,992	44,327	6,640

(In millions of won)
	December 31, 2010
Company	Ownership (%)	Total assets		Total liabilities	Total shareholders’ equity	Sales	Net income (loss)
Paju Electric Glass Co., Ltd.(*1)	40	(Won)	289,865	173,753	116,112	763,750	10,178
TLI Inc. (*2)	12		134,759	37,821	96,938	82,689	14,079
AVACO Co., Ltd. (*2)	20		113,206	49,913	63,293	205,476	15,622
New Optics Ltd.	42		211,303	174,725	36,578	718,001	8,114
LIG ADP Co., Ltd. (*2)	13		92,071	37,143	54,928	197,245	18,392
WooRee LED Co., Ltd. (*3)	30		121,330	98,152	23,178	73,001	1,046
Dynamic Solar Design Co., Ltd. (*4)	40		6,344	348	5,996	626	(469)
RPO, Inc. (*4)	26		11,853	2,968	8,885	376	(9,345)
LB Gemini New Growth Fund No.16 (*5)	31		25,939	—	25,939	1,020	(1,081)
Can Yang Investments Limited (*2, 6)	15		111,912	5	111,907	—	(4,462)
YAS Co., Ltd. (*2, 7)	20		22,449	9,056	13,393	4,513	623
Eralite Optoelectronics (Jiangsu) Co., Ltd.	20		22,927	52	22,875	—	(197)

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011 and 2010

10.	Investments in Equity Accounted Investees, Continued

(*1)	In April 2011, the Controlling Company acquired 440,000 common shares of Paju Electric Glass Co., Ltd. (“PEG”) at (Won)4,400 million in cash. There were no changes in the Controlling Company’s ownership percentage in PEG as a result of this additional investment.

(*2)	Although the Controlling Company’s share interests in TLI Inc., AVACO Co., Ltd., LIG ADP Co., Ltd., Can Yang Investments Limited and YAS Co., Ltd. are below 20%, the Controlling Company is able to exercise significant influence through its right to assign a director to the board of directors of each investee and, accordingly, the investments in these investees have been accounted for using the equity method.

(*3)	As of December 31, 2011, the Controlling Company’s percentage ownership in the investee represents the Controlling Company’s holdings of common shares over total common shares issued.

(*4)	In 2011, the entire carrying amount of the investment in RPO, Inc. amounting to (Won)10,866 million, which was acquired for research and development on Digital Waveguide Touch technology in 2009, has been fully impaired as the recovery of the investment is no longer probable. In addition, the Controlling Company recognized an impairment loss of (Won)3,378 million for the difference between the carrying amount of and the recoverable amount from the investment in Dynamic Solar Design Co., Ltd., which was acquired to develop, manufacture and sell solar battery and flat-panel display in 2009.

(*5)	The Controlling Company is a member of limited partnership in the LB Gemini New Growth Fund No.16 (“the Fund”). The Controlling Company was paid (Won)1,356 million and (Won)689 million in February and June 2011, respectively, by the Fund and made an additional cash investment of (Won)8,226 million in the Fund during the year ended December 31, 2011. As of December 31, 2011, the Controlling Company has a 31% equity interest in the Fund and is committed to make investments of up to an aggregate of (Won)30,000 million.

(*6)	In 2011, the Controlling Company’s ownership in Can Yang Investments Limited was reduced from 15% to 12% since the Controlling Company did not participate in Can Yang Investments Limited’s capital increase.

(*7)	In 2011, the Controlling Company’s ownership in YAS Co., Ltd. was reduced from 20% to 19% since the Controlling Company did not participate in YAS Co., Ltd.’s capital increase.

(*8)	In April 2011, the Controlling Company acquired 1,600,000 common shares of Narenanotech Corporation (“NARENANOTECH”), which manufactures and sells equipment for flat panel displays, for (Won)20,000 million in cash. In June 2011, the Controlling Company acquired an additional 800,000 common shares for (Won)10,000 million in cash. As of December 31, 2011, 23% of NARENANOTECH is owned by the Controlling Company and the Controlling Company has the right to assign a director in the board of directors of NARENANOTECH.

(*9)	In December 2011, the Controlling Company acquired 2,650,000 common shares (20%) of Avatec. Co., Ltd., which manufactures and sells glass for flat panel displays, for (Won)10,600 million. The Controlling Company has the right to assign two directors in the board of directors of Avatec. Co., Ltd.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011 and 2010

10.	Investments in Equity Accounted Investees, Continued

Changes in investments in equity accounted investees for the years ended December 31, 2011 and 2010 are as follows:

(In millions of won)
	2011
Company	January 1		Acquisition/ Disposal	Dividends received	Equity profit (loss) on investments	Other comprehensive income	Other gain (loss)	December 31
Suzhou Raken Technology Ltd.	(Won)	114,402	—	—	11,355	7,243	—	133,000
Guangzhou New Vision Technology Research and Development Limited		3,540	—	—	(129)	403	—	3,814
Global OLED Technology LLC		47,594	—	—	(3,884)	437	—	44,147
Paju Electric Glass Co., Ltd.		45,947	4,400	(4,402)	18,551	4,899	—	69,395
TLI Inc. (*2)		16,614	—	(242)	299	60	(321)	16,410
AVACO Co., Ltd.		6,998	—	(336)	96	555	15	7,328
New Optics Ltd.		17,261	—	—	(6,220)	(55)	—	10,986
LIG ADP Co., Ltd.		4,037	—	(300)	(847)	(126)	(19)	2,745
WooRee LED Co., Ltd.		12,448	—	—	2,587	45	—	15,080
Dynamic Solar Design Co., Ltd.		5,776	—	—	(860)	—	(3,378)	1,538
RPO, Inc.		11,268	—	—	(546)	144	(10,866)	—
LB Gemini New Growth Fund No.16		7,949	6,181	(850)	779	(401)	—	13,658
Can Yang Investments Limited		16,999	—	—	(2,019)	(899)	407	14,488
YAS Co., Ltd.		10,124	—	—	(458)	4	144	9,814
Eralite Optoelectronics (Jiangsu) Co., Ltd.		4,575	—	—	(627)	225	—	4,173
Narenanotech Corporation		—	30,000	—	(2,030)	(1)	—	27,969
Avatec. Co., Ltd. (*9)		—	10,600	—	—	—	—	10,600

	(Won)	325,532	51,181	(6,130)	16,047	12,533	(14,018)	385,145

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011 and 2010

10.	Investments in Equity Accounted Investees, Continued

(In millions of won)
	2010
Company	January 1		Acquisition/ Disposal	Dividends received	Equity profit (loss) on investments	Other comprehensive income	Other gain (loss)	December 31
Suzhou Raken Technology Ltd.	(Won)	97,348	16,346	(18,195)	17,239	1,664	—	114,402
Guangzhou New Vision Technology Research and Development Limited		3,996	—	—	(485)	29	—	3,540
Global OLED Technology LLC		72,251	(18,024)	—	(4,739)	(1,894)	—	47,594
Paju Electric Glass Co., Ltd.		35,895	14,848	(14,849)	5,929	4,124	—	45,947
TLI Inc.		14,984	—	(504)	1,974	1,014	(854)	16,614
AVACO Co., Ltd.		7,569	—	(224)	(427)	80	—	6,998
New Optics Ltd.		11,736	2,500	—	3,211	(186)	—	17,261
LIG ADP Co., Ltd.		4,273	—	—	(623)	387	—	4,037
WooRee LED Co., Ltd.		12,097	—	—	351	—	—	12,448
Dynamic Solar Design Co., Ltd.		5,964	—	—	(188)	—	—	5,776
RPO, Inc.		14,538	—	—	(3,126)	(144)	—	11,268
LB Gemini New Growth Fund No. 16		1,800	6,480	—	(331)	—	—	7,949
Can Yang Investments Limited		—	17,516	—	(678)	161	—	16,999
YAS Co., Ltd.		—	10,000	—	124	—	—	10,124
Eralite Optoelectronics (Jiangsu) Co., Ltd.		—	4,626	—	(39)	(12)	—	4,575

	(Won)	282,451	54,292	(33,772)	18,192	5,223	(854)	325,532

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011 and 2010

11.	Property, Plant and Equipment

Changes in property, plant and equipment for the year ended December 31, 2011 are as follows:

(In millions of won)
	Land		Buildings and structures	Machinery and equipment	Furniture and fixtures	Construction- in-progress (*1)	Others	Total
Acquisition cost as of January 1, 2011	(Won)	442,962	3,879,677	24,099,414	672,508	2,703,860	242,687	32,041,108
Accumulated depreciation as of January 1, 2011		—	(876,361)	(17,626,751)	(529,303)	—	(193,292)	(19,225,707)

Book value as of January 1, 2011		442,962	3,003,316	6,472,663	143,205	2,703,860	49,395	12,815,401
Additions		—	—	—	—	5,264,019	—	5,264,019
Depreciation		—	(193,120)	(3,141,295)	(61,324)		(17,712)	(3,413,451)
Impairment loss		—	—	(138)	(3,222)	—	(229)	(3,589)
Disposals		—	(166)	(563)	(366)	—	(15)	(1,110)
Others (*2)		1,290	278,471	4,091,712	74,323	(4,478,639)	32,843	—
Effect of movements in exchange rates		—	9,843	18,757	2,163	5,537	884	37,184
Subsidy decrease (increase)		—	(22)	(1,583)	—	—	—	(1,605)

Book value as of December 31, 2011	(Won)	444,252	3,098,322	7,439,553	154,779	3,494,777	65,166	14,696,849

Acquisition cost as of December 31, 2011	(Won)	444,252	4,170,768	28,028,986	720,716	3,494,778	261,526	37,121,025

Accumulated depreciation as of December 31, 2011	(Won)	—	(1,072,446)	(20,589,295)	(562,715)	—	(196,131)	(22,420,587)

Accumulated impairment loss as of December 31, 2011	(Won)	—	—	(138)	(3,222)	—	(229)	(3,589)

(*1)	As of December 31, 2011, construction-in-progress relates to construction of plants, and machinery and equipment.
(*2)	Others are mainly amounts transferred from construction-in-progress.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011 and 2010

11.	Property, Plant and Equipment, Continued

Changes in property, plant and equipment for the year ended December 31, 2010 are as follows:

(In millions of won)
	Land		Buildings and structures	Machinery and equipment	Furniture and fixtures	Construction- in-progress (*1)	Others	Total
Acquisition cost as of January 1, 2010	(Won)	394,804	3,591,774	19,887,450	562,956	1,581,435	223,523	26,241,942
Accumulated depreciation as of January 1, 2010		—	(707,499)	(15,273,341)	(483,947)	—	(180,068)	(16,644,855)
Accumulated impairment loss as of January 1, 2010		—	—	(415)	(170)	—	(5)	(590)

Book value as of January 1, 2010		394,804	2,884,275	4,613,694	78,839	1,581,435	43,450	9,596,497
Additions		—	—	—	—	5,870,253	—	5,870,253
Depreciation		—	(175,871)	(2,514,211)	(47,086)	—	(19,364)	(2,756,532)
Recovery of impairment		—	—	415	170	—	5	590
Disposals		(128)	(327)	(1,496)	(217)	—	(54)	(2,222)
Others (*2)		46,958	267,010	4,291,826	113,584	(4,746,762)	27,384	—
Acquisition in the business combination		640	45,678	103,570	27	—	236	150,151
Effect of movements in exchange rates		(656)	(18,225)	(22,083)	(2,112)	(1,066)	(2,262)	(46,404)
Subsidy decrease (increase)		1,344	776	948	—	—	—	3,068

Book value as of December 31, 2010	(Won)	442,962	3,003,316	6,472,663	143,205	2,703,860	49,395	12,815,401

Acquisition cost as of December 31, 2010	(Won)	442,962	3,879,677	24,099,414	672,508	2,703,860	242,687	32,041,108

Accumulated depreciation as of December 31, 2010	(Won)	—	(876,361)	(17,626,751)	(529,303)	—	(193,292)	(19,225,707)

(*1)	As of December 31, 2010, construction-in-progress relates to construction of plants, and machinery and equipment.
(*2)	Others are mainly amounts transferred from construction-in-progress.

The capitalized borrowing costs and capitalization rate for the years ended December 31, 2011 and 2010 are as follows:

(In millions of won)
	2011		2010
Capitalized borrowing costs	(Won)	23,139	21,412
Capitalization rate		3.65%	3.97%

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011 and 2010

12.	Intangible Assets

Changes in intangible assets for the year ended December 31, 2011 are as follows:

(In millions of won)
	Intellectual property rights		Software	Memberships	Development costs	Construction- in-progress (software)	Customer relationships	Technology	Goodwill	Others (*2)	Total
Acquisition cost as of January 1, 2011	(Won)	507,862	317,807	47,147	265,092	11,463	24,011	11,074	23,912	13,084	1,221,452
Accumulated amortization as of January 1, 2011		(436,151)	(119,179)	—	(113,395)	—	(2,300)	(742)	—	(9,784)	(681,551)

Book value as of January 1, 2011		71,711	198,628	47,147	151,697	11,463	21,711	10,332	23,912	3,300	539,901
Additions-internally developed		—	—	—	127,381	—	—	—	—	—	127,381
Other additions		21,890	—	2,931	—	87,346	—	—	—	7	112,174
Amortization (*1)		(11,501)	(86,021)	—	(134,867)	—	(3,424)	(1,110)	—	(1,073)	(237,996)
Disposals		(1,588)	—	—	—	—	—	—	—	—	(1,588)
Impairment loss		—	(1,039)	(4,535)	—	—	—	—	—	—	(5,574)
Transfer from construction-in-progress		—	87,990	—	—	(87,990)	—	—	—	—	—
Effect of movements in exchange rates		18	801	—	—	—	—	—	—	(3)	816

Book value as of December 31, 2011	(Won)	80,530	200,359	45,543	144,211	10,819	18,287	9,222	23,912	2,231	535,114

Acquisition cost as of December 31, 2011	(Won)	523,873	407,832	50,078	392,473	10,819	24,011	11,074	23,912	13,090	1,456,162

Accumulated amortization as of December 31, 2011	(Won)	(443,343)	(206,434)	—	(248,262)	—	(5,724)	(1,852)	—	(10,859)	(916,474)

Accumulated impairment loss as of December 31, 2011	(Won)	—	(1,039)	(4,535)	—	—	—	—	—	—	(5,574)

Remaining amortization period (year)		7.46	2.49	N/A	0.55	N/A	5.33	8.33	N/A	2.60

(*1)	The Group has classified the amortization as manufacturing overhead costs, selling expenses and administrative expenses.
(*2)	Others mainly consist of rights to use of electricity and gas supply facilities.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011 and 2010

12.	Intangible Assets, Continued

Changes in intangible assets for the year ended December 31, 2010 are as follows:

(In millions of won)
	Intellectual property rights		Software	Memberships	Development costs	Construction- in-progress (software)	Customer relationships	Technology	Goodwill	Others (*2)	Total
Acquisition cost as of January 1, 2010	(Won)	488,682	198,367	44,994	100,672	18,967	—	—	—	13,079	864,761
Accumulated amortization as of January 1, 2010		(426,084)	(57,357)	—	(20,218)	—	—	—	—	(8,709)	(512,368)

Book value as of January 1, 2010		62,598	141,010	44,994	80,454	18,967	—	—	—	4,370	352,393
Additions-internally developed		—	—	—	135,347	—	—	—	—	—	135,347
Other additions		19,168	16,810	2,153	—	95,792	—	—	—	4	133,927
Acquisition in the business combination		10	118	—	29,073	—	24,011	11,074	23,912	—	88,198
Amortization (*1)		(10,067)	(61,486)	—	(93,177)	—	(2,300)	(742)	—	(1,074)	(168,846)
Transfer from construction-in-progress		—	102,337	—	—	(102,337)	—	—	—	—	—
Effect of movements in exchange rates		2	(161)	—	—	(959)	—	—	—	—	(1,118)

Book value as of December 31, 2010	(Won)	71,711	198,628	47,147	151,697	11,463	21,711	10,332	23,912	3,300	539,901

Acquisition cost as of December 31, 2010	(Won)	507,862	317,807	47,147	265,092	11,463	24,011	11,074	23,912	13,084	1,221,452

Accumulated amortization as of December 31, 2010	(Won)	(436,151)	(119,179)	—	(113,395)	—	(2,300)	(742)	—	(9,784)	(681,551)

Remaining amortization period (year)		7.57	2.20	N/A	0.75	N/A	6.33	9.33	N/A	3.43

(*1)	The Group has classified the amortization as manufacturing overhead costs, selling expenses and administrative expenses.
(*2)	Others mainly consist of rights to use of electricity and gas supply facilities.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011 and 2010

13.	Financial Instruments

(a)	Credit Risk

(i) Exposure to credit risk

The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk at the reporting date is as follows:

(In millions of won)
	December 31, 2011		December 31, 2010
Cash and cash equivalents	(Won)	1,517,977	1,631,009
Trade accounts and notes receivable, net		2,740,107	3,000,661
Other accounts receivable, net		212,870	244,662
Available-for-sale financial assets		2,838	28,431
Financial assets at fair value through profit or loss		—	16,804
Deposits		73,468	49,792
Derivatives not used for hedging		—	9,254
Deposits in banks		815,000	1,503,000
Guarantee deposits with banks		695	13

	(Won)	5,362,955	6,483,626

The maximum exposure to credit risk for trade accounts and notes receivable at the reporting date by geographic region was as follows:

(In millions of won)
	December 31, 2011		December 31, 2010
Domestic	(Won)	56,200	79,275
Euro-zone countries		478,650	456,145
Japan		60,598	265,732
United States		777,292	546,364
China		1,003,650	823,020
Taiwan		279,919	720,918
Others		83,798	109,207

	(Won)	2,740,107	3,000,661

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011 and 2010

13.	Financial Instruments, Continued

(ii)	Impairment loss

The aging of trade accounts and notes receivable at the reporting date was as follows:

(In millions of won)
	December 31, 2011			December 31, 2010
	Book value		Impairment loss	Book value	Impairment loss
Not past due	(Won)	2,704,076	(654)	2,905,600	(514)
Past due 1-15 days		7,710	(2)	25,628	(4)
Past due 16-30 days		14,327	(2)	43,820	(6)
Past due 31-60 days		14,252	(3)	21,369	(4)
Past due more than 60 days		405	(2)	4,776	(4)

	(Won)	2,740,770	(663)	3,001,193	(532)

The movement in the allowance for impairment in respect of receivables during the reporting period was as follows:

(In millions of won)
	2011		2010
Balance at the beginning of the year	(Won)	532	365
Bad debt expenses		131	167

Balance at the end of the year	(Won)	663	532

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011 and 2010

13.	Financial Instruments, Continued

(b)	Liquidity Risk

(i)	The following are the contractual maturities of financial liabilities, including estimated interest payments, excluding the impact of netting agreements, as of December 31, 2011.

(In millions of won)
	Carrying amount		Contractual cash flows	6 months or less	6-12 months	1-2 years	2-5 years	More than 5 years
Non-derivative financial liabilities
Secured bank loan	(Won)	57,665	60,730	681	681	30,195	29,173	—
Unsecured bank loans		1,673,387	1,819,907	297,647	79,117	465,489	974,509	3,145
Unsecured bond issues		2,791,976	3,161,309	61,512	509,064	697,063	1,893,670	—
Financial liabilities at fair value through profit or loss		87,339	88,883	88,883	—	—	—	—
Trade accounts and notes payables		3,782,627	3,782,627	3,782,627	—	—	—	—
Other accounts payables		3,905,496	3,905,496	3,905,496	—	—	—	—
Other non-current payable		53,457	56,551	—	40,334	16,217	—	—
Derivative financial liabilities
Forward exchange contracts not used for hedging:
Outflow		6,969	185,423	185,423	—	—	—	—
Inflow		—	(178,400)	(178,400)	—	—	—	—

	(Won)	12,358,916	12,882,526	8,143,869	629,196	1,208,964	2,897,352	3,145

It is not expected that the cash flows included in the maturity analysis could occur significantly earlier, or at significantly different amounts.

(ii)	As of December 31, 2011, there are no derivatives designated as cash flow hedges.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011 and 2010

13.	Financial Instruments, Continued

(c)	Currency Risk

(i)	Exposure to currency risk

The Group’s exposure to foreign currency risk based on notional amounts at the reporting date is as follows:

(In millions)	December 31, 2011
	USD	JPY	CNY	TWD	EUR	PLN	SGD
Cash and cash equivalents	822	14,286	439	4,543	40	7	—
Trade accounts and notes receivable	2,064	645	1,054	—	42	—	—
Other accounts receivable	80	111	134	222	10	—	—
Available-for-sale financial assets	5	—	—	49	—	—	—
Other assets denominated in foreign currencies	1	182	20	14	—	—	1
Trade accounts payable	(1,921)	(39,932)	(1,629)	—	(25)	—	—
Other accounts payable	(64)	(26,169)	(401)	(166)	(84)	(10)	—
Other non-current accounts payable	(13)	—	—	—	(26)	—	—
Debt	(1,044)	(6,000)	(142)	—	(27)	—	—
Bonds	(347)	(9,987)	—	—	—	—	—
Financial liabilities at fair value through profit or loss	(76)	—	—	—	—	—	—

Gross statement of financial position exposure	(493)	(66,864)	(525)	4,662	(70)	(3)	1

Forward exchange contracts	(160)	—	—	—	—	—	—

Net exposure	(653)	(66,864)	(525)	4,662	(70)	(3)	1

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011 and 2010

13.	Financial Instruments, Continued

(In millions)	December 31, 2010
	USD	JPY	CNY	TWD	EUR	PLN	SGD
Cash and cash equivalents	954	151	342	2	23	8	—
Trade accounts and notes receivable	2,570	7	69	—	14	—	—
Other accounts receivable	10	5	62	3,172	—	—	—
Available-for-sale financial assets	9	—	—	118	—	—	—
Financial assets at fair value through profit or loss	—	—	—	430	—	—	—
Other assets denominated in foreign currencies	1	196	13	12	—	67	1
Trade accounts payable	(1,638)	(15,683)	(90)	—	(2)	—	—
Other accounts payable	(73)	(16,622)	(270)	(18)	(12)	(12)	—
Other non-current accounts payable	(12)	—	—	—	(25)	—	—
Debt	(1,192)	(71,889)	(412)	—	(48)	—	—
Bonds	(345)	(9,965)	—	—	—	—	—
Financial liabilities at fair value through profit or loss	(74)	—	—	—	—	—	—

Gross statement of financial position exposure	210	(113,800)	(286)	3,716	(50)	63	1

Forward exchange contracts	(420)	—	—	—	—	—	—

Net exposure	(210)	(113,800)	(286)	3,716	(50)	63	1

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011 and 2010

13.	Financial Instruments, Continued

Significant exchange rates applied during the reporting periods are as follows:

(In won)	Average rate			Reporting date spot rate
	2011		2010	December 31, 2011		December 31, 2010
USD	(Won)	1,108.12	1,156.62	(Won)	1,153.30	1,138.90
JPY		13.19	13.20		14.85	13.97
CNY		171.45	170.84		182.51	172.50
TWD		37.71	36.71		38.13	39.08
EUR		1,541.88	1,533.33		1,494.10	1,513.60
PLN		375.28	383.99		338.65	381.77
SGD		881.17	848.84		886.44	884.00

(ii)	Sensitivity analysis

A weakening of the won, as indicated below, against the following currencies which comprise the Group’s assets or liabilities denominated foreign currency as of December 31, 2011 and 2010, would have increased (decreased) equity and profit or loss by the amounts shown below. This analysis is based on foreign currency exchange rate variances that the Group considered to be reasonably possible at the end of the reporting period. The analysis assumes that all other variables, in particular interest rates, remain constant. The changes in equity and profit (or loss) before tax are as follows:

(In millions of won)	December 31, 2011			December 31, 2010
	Equity		Profit or loss	Equity	Profit or loss
USD (5 percent weakening)	(Won)	(29,623)	(28,032)	(9,119)	(29,823)
JPY (5 percent weakening)		(40,040)	(35,494)	(60,256)	(59,738)
CNY (5 percent weakening)		(4,830)	—	(1,867)	—
TWD (5 percent weakening)		8,974	162	5,504	4,859
EUR (5 percent weakening)		(4,900)	(1,957)	(2,923)	(3,666)
PLN (5 percent weakening)		(85)	128	928	1,065
SGD (5 percent weakening)		4	—	23	—

A strengthening of the won against the above currencies as of December 31, 2011 and 2010 would have had the equal but opposite effect on the above currencies to the amounts shown above, on the basis that all other variables remain constant.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011 and 2010

13.	Financial Instruments, Continued

(d)	Interest Rate Risk

(i)	Profile

The interest rate profile of the Group’s interest-bearing financial instruments at the reporting date is as follows:

(In millions of won)
	December 31, 2011		December 31, 2010
Fixed rate instruments
Financial assets	(Won)	2,335,815	3,268,887
Financial liabilities		(2,685,175)	(1,584,533)

	(Won)	(349,360)	1,684,354

Variable rate instruments
Financial assets	(Won)	600	—
Financial liabilities		(1,925,192)	(3,058,390)

	(Won)	(1,924,592)	(3,058,390)

(ii)	Fair value sensitivity analysis for fixed rate instruments

The Group has recognized fixed rate convertible bonds as financial liabilities at fair value through profit or loss. As of December 31, 2011, the increase of the interest rate by 100 basis points would have decreased the Group’s equity and profit or loss by W187 million and the decrease of the interest rate by 100 basis points would have increased the Group’s equity and profit or loss by W189 million.

(iii)	Cash flow sensitivity analysis for variable rate instruments

For the years ended December 31, 2011 and 2010, a change of 100 basis points in interest rates at the reporting date would have increased (decreased) equity and profit or loss before tax by the amounts shown below for the respective following years. This analysis assumes that all other variables, in particular foreign currency rates, remain constant.

(In millions of won)	Equity			Profit or loss
	1% increase		1% decrease	1% increase	1% decrease
December 31, 2011
Variable rate instruments	(Won)	(14,588)	14,588	(14,588)	14,588
December 31, 2010
Variable rate instruments	(Won)	(23,183)	23,183	(23,183)	23,183

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011 and 2010

13.	Financial Instruments, Continued

(e)	Fair Values

(i)	Fair values versus carrying amounts

The fair values of financial assets and liabilities, together with the carrying amounts shown in the statement of financial position, are as follows:

(In millions of won)	December 31, 2011			December 31, 2010
	Carrying amounts		Fair values	Carrying amounts	Fair values
Assets carried at fair value
Available-for-sale financial assets	(Won)	11,009	11,009	42,753	42,753
Financial assets at fair value through profit or loss		—	—	16,804	16,804
Derivatives		—	—	9,254	9,254

	(Won)	11,009	11,009	68,811	68,811

Assets carried at amortized cost
Cash and cash equivalents	(Won)	1,517,977	1,517,977	1,631,009	1,631,009
Trade accounts and notes receivable		2,740,107	2,740,107	3,000,661	3,000,661
Other accounts receivable		212,870	212,870	244,662	244,662
Deposits in banks		815,000	815,000	1,503,000	1,503,000
Deposits		73,468	73,468	49,792	49,792
Others		695	695	13	13

	(Won)	5,360,117	5,360,117	6,440,503	6,440,503

Liabilities carried at fair value
Financial liabilities at fair value through profit or loss	(Won)	87,339	87,339	84,338	84,338
Derivatives		6,969	6,969	956	956

	(Won)	94,308	94,308	85,294	85,294

Liabilities carried at amortized cost
Secured bank loans	(Won)	57,665	57,665	56,945	56,945
Unsecured bank loans		1,673,387	1,620,010	2,673,146	2,672,790
Unsecured bond issues		2,791,976	2,829,206	1,828,494	1,859,102
Trade accounts and notes payable		3,782,627	3,782,627	2,961,995	2,961,995
Other accounts payable		3,905,496	3,905,496	2,592,527	2,592,527
Other non-current liabilities		53,457	53,379	51,409	55,920

	(Won)	12,264,608	12,248,383	10,164,516	10,199,279

The basis for determining fair values is disclosed in note 4.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011 and 2010

13.	Financial Instruments, Continued

(e)	Fair Values, Continued

(ii)	Interest rates used for determining fair value

The significant interest rates applied for determination of the above fair value at the reporting date are as follows:

	December 31, 2011	December 31, 2010
Derivatives	3.90%	3.31%
Debentures, loans and borrowings	4.19%	3.58%

(iii)	Fair value hierarchy

The table below analyzes financial instruments carried at fair value, by valuation method. The different levels have been defined as follows:

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities

•	Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly

•	Level 3: inputs for the asset or liability that are not based on observable market data

(In millions of won)
	Level 1		Level 2	Level 3	Total
December 31, 2011
Available-for-sale financial assets	(Won)	11,009	—	—	11,009
				—
Financial liabilities at fair value through profit or loss	(Won)	(87,339)	—	—	(87,339)
Derivative financial liabilities		—	(6,969)	—	(6,969)

	(Won)	(87,339)	(6,969)	—	(94,308)

(In millions of won)
	Level 1		Level 2	Level 3	Total
December 31, 2010
Available-for-sale financial assets	(Won)	16,668	—	26,085	42,753
Financial assets at fair value through profit or loss		16,804	—	—	16,804
Derivative financial assets		—	9,254	—	9,254

	(Won)	33,472	9,254	26,085	68,811

Financial liabilities at fair value through profit or loss	(Won)	—	(956)	—	(956)
Derivative financial liabilities		(84,338)	—	—	(84,338)

	(Won)	(84,338)	(956)	—	(85,294)

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011 and 2010

13.	Financial Instruments, Continued

(e)	Fair Values, Continued

The derivative financial assets and liabilities are classified as Level 2 since all significant inputs to compute the fair value of the over-the-counter derivatives were observable.

Changes in Level 3 instruments for the years ended December 31, 2011 and 2010 are as follows:

(In millions of won)	January 1, 2011			Net realized/unrealized gains included in			December 31, 2011
			Purchases, disposal and others	Profit or loss	Other comprehensive income	Transfer to other levels
December 31, 2011
Available-for-sale financial assets	(Won)	26,085	(34,257)	—	8,172	—	—

(In millions of won)	January 1, 2010			Net realized/unrealized gains included in			December 31, 2010
			Purchases, disposal and others	Profit or loss	Other comprehensive income	Transfer to other levels
December 31, 2010
Available-for-sale financial assets	(Won)	91,394	(56,548)	(380)	(8,381)	—	26,085
Financial assets at fair value through profit or loss		17,342	—	(538)	—	(16,804)	—

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011 and 2010

14.	Financial Liabilities

(a)	Financial liabilities at the reporting date are as follows:

(In millions of won)
	December 31, 2011		December 31, 2010
Current
Short-term borrowings	(Won)	22,200	1,213,462
Current portion of long-term debt		778,464	886,561
Current portion of financial liabilities at fair value through profits or loss		87,339	—
Derivatives not used for hedging		6,969	956

	(Won)	894,972	2,100,979

Non-current
Won denominated borrowings	(Won)	366,629	19,143
Foreign currency denominated borrowings		1,011,734	810,925
Bonds		2,344,001	1,628,494
Financial liabilities at fair value through profits or loss		—	84,338

	(Won)	3,722,364	2,542,900

Above financial liabilities, except for convertible bonds which are designated as financial liabilities at fair value through profit or loss and derivative liabilities, are measured at amortized cost.

(b)	Short-term borrowings at the reporting date are as follows:

(In millions of won, USD, JPY and CNY)
Lender	Annual interest rate as of December 31, 2011(*1)	December 31, 2011		December 31, 2010
Korea Development Bank and others(*2)	—	(Won)	—	12,139
Bank of China and others	3ML+2.35% ~ 2.6%		21,489	162,115
Mizuho Bank	—		—	55,574
Shinhan Bank and others	—		—	643,215
	CD+1.68%		711	711
Bank of Tokyo-Mitsubishi UFJ	—		—	139,708
Woori Bank	—		—	200,000

Foreign currency equivalent			USD 19	USD 95
			—	JPY 63,889
			—	CNY 71

		(Won)	22,200	1,213,462

(*1)	ML and CD represent Month LIBOR (London Inter-Bank Offered Rates) and Certificate of Deposit, respectively.
(*2)	The Controlling Company accounts for proceeds from sale of accounts receivables to this financial institutions as short term borrowings. As of December 31, 2011, no trade accounts and notes receivable, arising from export sales to the Controlling Company’s subsidiaries, were sold to financial institutions. The Group recognized (Won)1,545 million as interest expense in relation to the short-term borrowings resulted from the sale of accounts receivable during 2011.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011 and 2010

14.	Financial Liabilities, Continued

(c)	Local currency long-term debt at the reporting date is as follows:

(In millions of won)
Lender	Annual interest rate as of December 31, 2011	December 31, 2011		December 31, 2010
Shinhan Bank	3-year Korean Treasury Bond rate less 1.25%	(Won)	12,212	16,008
Woori Bank	3-year Korean Treasury Bond rate less 1.25%		4,048	4,048
	2.75%		4,557	2,883
Kookmin Bank	5.05%		50,000	—
National Agricultural Cooperative Federation	5.21%		200,000	—
Korea Exchange Bank	5.07%		100,000	—
Hana Bank	CD+3%		300	300
Less current portion of long-term debt			(4,488)	(4,096)

		(Won)	366,629	19,143

(d)	Foreign currency long-term debt at the reporting date is as follows:

(In millions of won, USD, JPY, CNY and EUR)
Lender	Annual interest rate as of December 31, 2011	December 31, 2011		December 31, 2010
China Communication Bank and others	6ML+1.99% 3M EURIBOR+0.6%, 90%~95% of the Basic Rate published by the People’s Bank of China	(Won)	72,259	145,917
The Export-Import Bank of Korea	6ML+0.69% 6ML+1.78%		40,366 57,665	51,251 56,945
Korea Development Bank	3ML+0.66%~2.79%		423,567	271,212
Kookmin Bank and others	— 3ML+ 1.70%~1.90%		— 455,553	683,340
Sumitomo Bank Ltd.	3ML+1.80%		288,325	284,725

Foreign currency equivalent			USD 1,025	USD 1,097
			CNY 142	CNY 341
			EUR 27	EUR 48
			JPY 6,000	JPY 8,000

Less current portion of long-term debt			(326,001)	(682,465)

		(Won)	1,011,734	810,925

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011 and 2010

14.	Financial Liabilities, Continued

(e)	Details of the Controlling Company’s debentures issued and outstanding at the reporting date are as follows:

(In millions of won, USD and JPY)
	Maturity	Annual interest rate as of December 31, 2011	December 31, 2011		December 31, 2010
Local currency debentures(*)
Publicly issued debentures	November 2012~ October 2016	4.24%~5.89%	(Won)	2,250,000	1,100,000
Privately issued debentures	—	—		—	200,000
Less discount on debentures				(6,721)	(3,699)
Less current portion of debentures				(299,658)	(200,000)

			(Won)	1,943,621	1,096,301

Foreign currency debentures(*)
Floating-rate bonds	August 2012 ~ April 2013	3ML+1.80% ~2.40%	(Won)	552,171	538,323

Foreign currency equivalent				USD 350	USD 350
				JPY 10,000	JPY 10,000

Less discount on bonds				(3,474)	(6,130)
Less current portion of convertible bonds				(148,317)	—

			(Won)	400,380	532,193

Financial liabilities at fair value through profit or loss
Convertible bonds	April 2012	Zero coupon	(Won)	87,339	84,338

Foreign currency equivalent				USD76	USD74

Less current portion of convertible bonds				(87,339)	—

			(Won)	—	84,338

			(Won)	2,344,001	1,712,832

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011 and 2010

14.	Financial Liabilities, Continued

(*)	Principal of the local and foreign currency debentures is to be repaid at maturity and interests are paid quarterly. The Controlling Company publicly issued the following debentures during the year ended December 31, 2011:

(In millions of won)
Issue date	Maturity date	Interest rate	Face amount
February 28, 2011	February 28, 2016	4.95%	(Won)	300,000
April 12, 2011	April 12, 2014	4.42%		300,000
August 25, 2011	August 25, 2016	4.32%		300,000
October 14, 2011	October 14, 2014	4.24%		140,000
October 14, 2011	October 14, 2016	4.51%		110,000

(f)	Details of the convertible bonds are as follows:

Terms and Conditions
Issue date	April 18, 2007
Maturity date	April 18, 2012
Conversion period	April 19, 2008~April 3, 2012
Coupon interest rate	0%
Conversion price (in won) per share	(Won)47,892

The Group designated foreign currency denominated convertible bonds as financial liabilities at fair value through profits or loss and recognizes the convertible bonds at fair value with changes in fair value recognized in profit or loss.

The bonds will be repaid at 116.77% of the principal amount at maturity unless the bonds are converted. During the year ended December 31, 2010, put options attached to the convertible bonds amounting to USD484 million were exercised and the Group repaid USD531 million for the convertible bonds at 109.75% of the principal amount. Put options not exercised were expired.

The Group measured the convertible bonds at their fair value using the market quotes available at Bloomberg.

The Group is entitled to exercise a call option after three years from the date of issuance at the amount of the principal and interest, calculated at 3.125% of the annual yield to maturity, from the issue date to the repayment date. The call option can be exercised only when the market price of the common shares on each of 20 trading days in 30 consecutive trading days ending on the trading day immediately prior to the date upon which notice of such redemption is published exceeds at least 130% of the conversion price. In addition, in the event that at least 90% of the initial principal amount of the bonds has been redeemed, converted, or purchased and cancelled, the remaining bonds may also be redeemed, at the Group’s option, at the amount of the principal and interest (3.125% per annum) from the date of issue to the repayment date prior to their maturity.

Based on the terms and conditions of the bond, the conversion price was decreased from (Won)48,075 to (Won)47,892 per share due to the Controlling Company’s declaration of cash dividends of (Won)500 per share for the year ended December 31, 2010.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011 and 2010

14.	Financial Liabilities, Continued

At the reporting date, the number of common shares to be issued if the outstanding convertible bonds are fully converted is as follows:

(In won and share)
	December 31, 2011		December 31, 2010
Convertible bonds (*)	(Won)	61,617,600,000	61,617,600,000
Conversion price	(Won)	47,892	48,075
Common shares to be issued		1,286,594	1,281,697

(*)	The exchange rate for the conversion is fixed at (Won)933.6 to USD1. The face value of the convertible bonds amounted to USD66 million as of December 31, 2011 and 2010.

15.	The Nature of Expenses and Others

The classification of expenses by nature for the years ended December 31, 2011 and 2010 are as follows:

(In millions of won)
	2011		2010
Changes in inventories	(Won)	(102,154)	(547,436)
Purchase of raw material and merchandise		15,714,809	15,933,940
Depreciation and amortization		3,651,446	2,925,378
Labor costs		2,192,328	1,911,925
Supplies and others		1,027,734	1,062,504
Outsourcing fee		138,638	103,424
Shipping costs		313,658	414,563
Utility expense		576,085	480,605
Fees and commissions		424,545	372,096
After-sale service expenses		72,350	203,450
Others		1,209,588	1,273,148

	(Won)	25,219,027	24,133,597

Total expenses consist of cost of sales, selling, administrative, research and development expenses and others, excluding foreign exchange difference.

For the year ended December 31, 2011, other income and other expenses contained exchange differences amounting to (Won)1,190,793 million and (Won)1,220,143 million, respectively (for the year ended December 31, 2010 : (Won)1,465,830 million and (Won)1,550,909 million, respectively).

The expenses for the year ended December 31, 2010 were reclassified to conform to the criteria of classification for the year ended December 31, 2011.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011 and 2010

16.	Selling and Administrative Expenses

Details of selling and administrative expenses for the years ended December 31, 2011 and 2010 are as follows:

(In millions of won)
	2011		2010
Salaries	(Won)	202,750	206,768
Expenses related to defined benefit plan		20,197	14,268
Other employee benefits		63,314	54,564
Shipping costs		262,247	332,046
Fees and commissions		173,918	163,251
Depreciation		194,008	142,963
Taxes and dues		31,987	24,267
Advertising		136,062	87,945
After-sale service expenses		72,350	203,450
Others		135,923	137,889

	(Won)	1,292,756	1,367,411

The expenses for the year ended December 31, 2010 were reclassified to conform to the criteria of classification for the year ended December 31, 2011.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011 and 2010

17.	Employee Benefits

The Group’s primary defined benefit plan provides a lump-sum payment to an employee based on final salary rates and length of service at the time the employee leaves the Controlling Company. The Controlling Company’s defined benefit plan, if legal requirements are satisfied, allows interim settlement upon the employee’s election. Subsequent to the interim settlement, service terms used in severance payment calculations for the defined benefit plan are remeasured from the settlement date.

(a)	Recognized liabilities for defined benefit obligations at the reporting date are as follows:

(In millions of won)
	December 31, 2011		December 31, 2010
Present value of partially funded defined benefit obligations	(Won)	486,891	360,540
Fair value of plan assets		(340,253)	(281,825)

	(Won)	146,638	78,715

(b)	Changes in the present value of the defined benefit obligations for the years ended December 31, 2011 and 2010 are as follows:

(In millions of won)
	2011		2010
Opening defined benefit obligations	(Won)	360,540	260,166
Current service cost		107,338	87,928
Interest cost		18,985	14,711
Actuarial losses (gains) on plan liabilities (before tax)		24,984	(2,983)
Benefit payment		(24,429)	(13,866)
Transfers from related parties		(527)	1,806
Past service cost		—	12,778

Closing defined benefit obligations	(Won)	486,891	360,540

Defined benefit obligations are discounted using the interest rates of high quality corporate bonds.

(c)	Changes in fair value of plan assets for the years ended December 31, 2011 and 2010 are as follows:

(In millions of won)
	2011		2010
Opening fair value of plan assets	(Won)	281,825	175,869
Expected return on plan assets		12,353	12,946
Actuarial gains on plan assets (before tax)		1,256	1,497
Contributions by employer directly to plan assets		60,000	100,000
Contributions directly from employer cash flow		9,009	5,379
Benefit payment		(24,190)	(13,866)

Closing fair value of scheme assets	(Won)	340,253	281,825

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011 and 2010

17.	Employee Benefits, Continued

(d)	Plan assets at the reporting date are as follows:

(In millions of won)
	December 31, 2011		December 31, 2010
Deposits with financial institution	(Won)	340,253	281,825

As of December 31, 2011, plan assets mainly consist of deposits in banks and others, which guarantee the payment of their principal and interest.

(e)	Expenses recognized in profit or loss for the years ended December 31, 2011 and 2010 are as follows:

(In millions of won)	2011		2010
Current service cost	(Won)	107,338	87,928
Interest cost		18,985	14,711
Expected return on plan assets		(12,353)	(12,946)
Past service cost		—	12,778

	(Won)	113,970	102,471

The expense is recognized in the following line items in the statement of comprehensive income:

(In millions of won)	2011		2010
Cost of sales	(Won)	87,044	81,225
Selling expenses		8,333	6,268
Administrative expenses		10,123	7,531
Research and development expenses		8,470	7,447

	(Won)	113,970	102,471

(f)	Cumulative amount of actuarial loss recognized in other comprehensive income for the years ended December 31, 2011 and 2010 is as follows:

(In millions of won)	2011		2010
Cumulative amount at January 1	(Won)	(11,277)	(14,443)
Recognized during the period		(17,673)	3,166

Cumulative amount at December 31	(Won)	(28,950)	(11,277)

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011 and 2010

17.	Employee Benefits, Continued

(g)	Principal actuarial assumptions for the reporting period (expressed as weighted averages) are as follows:

	December 31, 2011	December 31, 2010
Expected rate of salary increase	5.6%	5.6%
Discount rate for defined benefit obligations	4.9%	5.5%
Expected long-term rate of return on assets	4.3%	4.4%

Assumptions regarding future mortality are based on published statistics and mortality tables. The current mortality underlying the values of the liabilities in the defined benefit plans are as follows:

		December 31, 2011	December 31, 2010
Twenties	Males	0.02%	0.02%
	Females	0.01%	0.01%
Thirties	Males	0.02%	0.02%
	Females	0.01%	0.01%
Forties	Males	0.04%	0.04%
	Females	0.02%	0.02%
Fifties	Males	0.09%	0.09%
	Females	0.05%	0.05%

The overall expected long-term rate of return on assets is 4.3 percent. The expected long-term rate of return is based on the portfolio as a whole and not on the sum of the returns on individual asset categories.

18.	Other Liabilities

Other liabilities at the reporting date are as follows:

(In millions of won)
	December 31, 2011		December 31, 2010
Current liabilities
Withholdings	(Won)	14,808	18,554
Share-based payment liabilities		4	473
Unearned revenues		4,744	—

	(Won)	19,556	19,027

Non-current liabilities
Long-term accrued expenses	(Won)	333,459	10,041
Other long-term employee benefits		—	16,031
Long-term unearned revenues		16,958	—
Long-term other accounts payable		226,496	306,475

	(Won)	576,913	332,547

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011 and 2010

19.	Commitments

Factoring and securitization of accounts receivable

The Controlling Company has agreements with Korea Development Bank and several other banks for accounts receivable sales negotiating facilities of up to an aggregate of USD1,231 million ((Won)1,420,104 million) in connection with its export sales transactions. As of December 31, 2011, no accounts and notes receivable were sold but are not past due.

In October 2006, LG Display America, Inc., LG Display Germany GmbH, LG Display Shanghai Co., Ltd. and others entered into a five-year accounts receivable selling program with Standard Chartered Bank on a revolving basis, of up to USD600 million ((Won)691,980 million). The Controlling Company joined this program in April 2007 and this program was expired in October 2011. For the year ended December 31, 2011, no accounts and notes receivable were sold under this program.

In June 2009 and January 2011, LG Display Singapore Pte. Ltd., the Controlling Company’s subsidiary, entered into agreements with Standard Chartered Bank and Citibank for accounts receivable sales negotiating facilities of up to an aggregate of USD250 million ((Won)288,325 million) and USD100 million ((Won)115,330 million), respectively, and as of December 31, 2011, accounts and notes receivable amounting to USD110 million ((Won)127,561 million) and USD100 million ((Won)115,325 million) were sold, with none of the underlying accounts and notes receivable being past due, respectively. In June 2009, June 2011 and July 2011, LG Display Taiwan Co., Ltd. entered into agreements with Taishin International Bank, BNP Paribas and Chinatrust Commercial Bank for accounts receivable sales negotiating facilities of up to an aggregate of USD1,093 million ((Won)1,243,257 million), USD65 million ((Won)74,965 million) and USD78 million ((Won)89,957 million), respectively, and, as of December 31, 2011, accounts and notes receivable amounting to USD387 million ((Won)446,341 million), USD47 million ((Won)55,009 million) were sold, with none of the underlying accounts and notes receivable being past due under the agreements with Taishin International Bank and Chinatrust Commercial Bank, respectively. In addition, in December 2010, LG Display Taiwan Co., Ltd. entered into agreements with Citibank and Standard Chartered Bank for accounts receivable sales negotiating facilities of up to an aggregate of USD112 million ((Won)129,170 million) and USD200 million ((Won)230,660 million), respectively, and, as of December 31, 2011, accounts and notes receivable amounting to USD50 million ((Won)57,948 million) and USD150 million ((Won)172,995 million) were sold to Citibank, with none of the underlying accounts and notes receivable being past due. In December 2010, LG Display Shanghai Co., Ltd. entered into an agreement with BNP Paribas for accounts receivable sales negotiating facilities of up to an aggregate of USD130 million ((Won)149,929 million), and, as of December 31, 2011, accounts and notes receivable amounting to USD4 million ((Won)4,511 million) were sold, with none of the underlying accounts and notes receivable being past due. In July 2009, LG Display Shenzhen Co., Ltd. and LG Display Shanghai Co., Ltd. entered into agreements with Bank of China Limited, and, as of December 31, 2011, accounts and notes receivable amounting to USD154 million ((Won)177,588 million) were sold, with none of the underlying accounts and notes receivable being past due. In June 2010, LG Display Germany GmbH entered into an agreement with Citibank for accounts receivable sales negotiating facilities of up to an aggregate of USD307 million ((Won)354,063 million), and, as of December 31, 2011, accounts and notes receivable amounting to USD236 million ((Won)271,959 million) were sold, with none of the underlying accounts and notes receivable being past due. In addition, LG Display Germany GmbH started forfaiting and accounts and notes receivable amounting to USD27 million ((Won)31,486 million) were sold, with none of the underlying accounts and notes receivable being past due. In March 2011, LG Display America, Inc. entered into agreements with Australia and New Zealand Banking Group Limited and Standard Chartered Bank for accounts receivable sales negotiating facilities of up to an aggregate of USD80 million ((Won)92,264 million) and USD50 million ((Won)57,665 million), respectively, and, as of December 31, 2011, the amount of accounts and notes receivable amounting to USD61 million ((Won)69,822 million) and USD17 million ((Won)20,038 million) were sold but not past due, respectively. In addition, in June 2011, LG Display America, Inc. has entered into an agreement with Citibank for accounts receivable sales negotiating facilities of up to an aggregate of USD300 million ((Won)345,990 million) and as of December 31, 2011, no accounts and notes receivable were sold, with none of the underlying accounts and notes receivable being past due. In August 2011, LG

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011 and 2010

19.	Commitments, Continued

Display Japan Co., Ltd. entered into an agreement with Sumitomo Mitsui Bank for accounts receivable sales negotiating facilities of up to an aggregate of USD90 million ((Won)103,797 million) and, as of December 31, 2011, the amount of accounts and notes receivable amounting to USD8 million ((Won)8,729 million) were sold, with none of the underlying accounts and notes receivable being past due.

The Controlling Company has a credit facility agreement with Shinhan Bank pursuant to which the Controlling Company could sell its accounts receivables up to an aggregate of (Won)50,000 million in connection with its domestic sales transactions and as of December 31, 2011, accounts and notes receivable amounting to USD24 million ((Won)28,084 million) were sold, with none of the underlying accounts and notes receivable being past due. In addition, in April 2011, the Controlling Company has an agreement with Standard Chartered Bank for accounts receivable sales negotiating facilities of up to USD50 million ((Won)57,665 million) and as of December 31, 2011, accounts and notes receivable amounting to USD38 million ((Won)43,459 million) were sold to Standard Chartered Bank, with none of the underlying accounts and notes receivable being past due. In connection with all of the contracts in this paragraph, the Group has sold its accounts receivable without recourse.

Letters of credit

As of December 31, 2011, the Controlling Company has agreements with Korea Exchange Bank in relation to the opening of letters of credit up to USD70 million ((Won)80,731 million), USD20 million ((Won)23,066 million) with China Construction Bank, USD80 million ((Won)92,264 million) with Shinhan Bank, JPY2,000 million ((Won)29,703 million) with Woori Bank, USD70 million ((Won)80,731 million) with Bank of China, USD20 million ((Won)23,066 million) with Hana Bank and JPY25,000 million ((Won)371,290 million) and USD60 million ((Won)69,198 million) with Sumitomo Mitsui Banking Corporation.

Payment guarantees

The Controlling Company obtained payment guarantees amounting to USD8.5 million ((Won)9,803 million) and EUR215 million ((Won)321,232 million) from Royal Bank of Scotland and other various banks for a number of occasions including value added tax payments in Poland. As of December 31, 2011, the Controlling Company is providing a payment guarantee to a syndicate of banks including Kookmin Bank and Societe Generale in connection with a EUR27 million ((Won)40,226 million) term loan credit facility of LG Display Poland Sp. zo.o. In addition, the Controlling Company provides a payment guarantee in connection with LG Display America Inc.’s term loan credit facilities with an aggregate amount of USD7 million ((Won)8,073 million) for principals and related interests. The Controlling Company provides payment guarantees on the accounts payable of L&T Display Technology (Xiamen) Limited up to the amount of USD2 million ((Won)2,307 million).

LG Display Japan Co., Ltd. and other subsidiaries have entered into short-term credit facility agreements of up to USD96 million ((Won)110,140 million), JPY8,000 million ((Won)118,813 million), and CNY500 million ((Won)91,255 million), respectively, with Mizuho Corporate Bank and other various banks. LG Display Japan Co., Ltd. and other subsidiaries are provided with payment guarantees from the Bank of Tokyo-Mitsubishi UFJ and other various banks amounting to USD5 million ((Won)5,767 million), JPY1,300 million ((Won)19,307 million), CNY1,200 million ((Won)219,012 million) and PLN0.2 million ((Won)68 million) respectively, for their local tax payments.

License agreements

As of December 31, 2011, in relation to its TFT-LCD business, the Controlling Company has technical license agreements with Hitachi Display, Ltd. and others and has a trademark license agreement with LG Corp.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011 and 2010

19.	Commitments, Continued

Long-term supply agreement

In connection with long-term supply agreements, as of December 31, 2011, the Controlling Company’s advances received from customer amount to USD1,080 million ((Won)1,245,564 million) in aggregate. The advances received will offset against outstanding accounts receivable balance after a given period of time, as well as those arising from the supply of products thereafter. The Controlling Company received a payment guarantee amounting to USD200 million ((Won)230,660 million) from Industrial Bank of Korea relating to advances received.

Pledged Assets

Regarding the line of credit up to USD50 million ((Won)57,665 million), the Controlling Company provided part of its OLED machinery as pledged assets to the Export-Import Bank of Korea.

20.	Contingencies

Patent infringement lawsuit against Chimei Innolux Corp, and others

On December 1, 2006, the Group filed a complaint in the United States District Court for the District of Delaware against Chimei Innolux Corp. (formerly, Chi Mei Optoelectronics Corp.) and AU Optronics Corp. claiming infringement of patents related to liquid crystal displays and the manufacturing processes for TFT-LCDs. Both AU Optronics Corp. and Chimei Innolux Corp. filed counter-claims against the Group claiming infringement of the patents. The Court bifurcated the Group’s trial against AU Optronics Corp., from the trial against Chimei Innolux Corp., holding the first trial against AU Optronics Corp. on June 2, 2009. On February 16, 2010, the Court found that four AU Optronics Corp. patents were valid and were infringed by the Group, and on April 30, 2010, the Court further found that the Group’s four patents were valid but were not infringed by AU Optronics Corp. However, the final judgment has not been rendered. In October and November 2010, the Group filed motions for reconsideration as to the Court’s findings. In September 2011, the Group and AU Optronics Corp. filed a stipulation for dismissal of the Delaware case and amicably settled the claims and counterclaims between the two parties. As of December 31, 2011, the stay of the Chimei Innolux case is still in place. The Group is unable to predict the ultimate outcome of the Chimei Innolux case.

Anvik Corporation’s lawsuit for infringement of patent

On February 2, 2007, Anvik Corporation filed a patent infringement case against the Group, along with other LCD manufacturing companies in the United States District Court for the Southern District of New York, in connection with the usage of photo-masking equipment manufactured by Nikon Corporation. While there is no significant progress on this case in 2011, the Group is unable to predict the ultimate outcome of this case.

Antitrust investigations and litigations

In December 2006, the Controlling Company received notices of investigation by the Korea Fair Trade Commission, the Japan Fair Trade Commission, the U.S. Department of Justice, and the European Commission with respect to possible anti-competitive activities in the TFT-LCD industry. The Controlling Company subsequently received similar notices from the Canadian Bureau of Competition Policy, the Federal Competition Commission of Mexico, the Secretariat of Economic Law of Brazil and the Taiwan Fair Trade Commission.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011 and 2010

20.	Contingencies, Continued

In November 2008, the Controlling Company executed an agreement with the U.S. Department of Justice (“DOJ”) whereby the Controlling Company and its U.S. subsidiary, LG Display America, Inc. (“LGDUS”), pleaded guilty to a Sherman Antitrust Act violation and agreed to pay a single total fine of USD400 million. In December 2008, the U.S. District Court for the Northern District of California accepted the terms of the plea agreement and entered a judgment against the Controlling Company and LGDUS and ordered the payment of USD400 million. The agreement resolved all federal criminal charges against the Controlling Company and LGDUS in the United States in connection with this matter.

On December 8, 2010, the European Commission (“the EC”) issued a decision finding that the Controlling Company engaged in anti-competitive activities in the LCD industry in violation of European competition laws and imposed a fine of EUR215 million. On February 23, 2011, the Controlling Company filed with the European Union General Court an application for partial annulment and reduction of the fine imposed by the EC. The European Union General Court has not ruled on the Controlling Company’s application. In November 2011, the Controlling Company received an additional Request for Information from the EC relating to the alleged anti-competitive activities in the LCD industry and is responding to the request.

In November 2009, the Taiwan Fair Trade Commission terminated its investigation without any finding of violations or levying of fines. Also, on February 21, 2012, the Competition Bureau of Canada terminated its investigation against the Controlling Company without any finding of violations or levying of fines.

On August 8, 2011, the Korea Fair Trade Commission issued an Examination Report finding that the Controlling Company engaged in anti-competitive activities in violation of Korean fair trade laws and a hearing was held on October 26, 2011. On December 2, 2011, the Korea Fair Trade Commission imposed a fine on the Controlling Company and certain of its subsidiaries of approximately (Won)31,378 million, and the Controlling Company filed an appeal of the decision with the Seoul Appellate Court on December 30, 2011.

Investigations by the Federal Competition Commission of Mexico and the Secretariat of Economic Law of Brazil are ongoing.

Subsequent to the commencement of the DOJ investigation, a number of class action complaints were filed against the Controlling Company and other TFT-LCD panel manufacturers in the U.S. and Canada alleging violation of respective antitrust laws and related laws. The class action lawsuits in the U.S. were transferred to the Northern District of California for pretrial proceedings (“MDL Proceedings”). On March 28, 2010, the court certified the class action complaints filed by direct purchasers and indirect purchasers. 78 entities (including groups of affiliated entities) submitted requests for exclusion from the direct purchaser class. The time period for submitting requests for exclusion from the indirect purchaser class is set to expire on April 13, 2012. In June 2011, the Controlling Company reached a settlement with the direct purchaser class, and the court issued preliminary approval of the settlement in October 2011. Trial against the indirect purchaser plaintiff class is set to begin in April 2012.

Similar claims were filed separately by ATS. Claim, LLC, (assignee of Ricoh Electronics, Inc.), AT&T Corp. and its affiliates, Motorola, Inc., Electrograph Technologies Corp. and their respective related entities, all of which have been transferred to the MDL Proceedings. In November 2010, ATS Claim, LLC dismissed its action as to the Controlling Company pursuant to a settlement agreement. In addition, in 2010, Trac Fone Wireless Inc., Best Buy Co., Inc. and its affiliates, Target Corp., Sears, Roebuck and Co., Kmart Corp., Old Comp Inc., Good Guys, Inc., RadioShack Corp., Newegg Inc., Costco Wholesale Corp., Sony Electronics, Inc.and its affiliates, SB Liquidation Trust, and the trustee of the Circuit City Stores, Inc. Liquidation Trust, filed claims in the United States. In addition, in 2011, Office Depot, Inc. and T-Mobile U.S.A., Inc., Interbond Corp. of America (Brandsmart), Jaco Electronics, Inc., P.C. Richard & Son Long Island Corp., MARTA Cooperative of America, Inc., ABC Appliance (ABC Warehouse), Schultze Agency Services, LLC (Tweeter), Tech Data Corp. and its affiliate, and AASI Creditor Liquidating Trust for All American Semiconductor Inc., and CompuCom Systems, Inc. filed similar claims. In 2012, ViewSonic Corp. filed similar claims. To the extent these claims were not filed in the MDL Proceedings, they have been transferred to the MDL Proceedings or motions have been made to transfer them to the MDL Proceedings.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011 and 2010

20.	Contingencies, Continued

In addition, since 2010, the attorneys general of Arkansas, California, Florida, Illinois, Michigan, Mississippi, Missouri, New York, Oregon, South Carolina, Washington, West Virginia, Wisconsin and Oklahoma filed similar complaints against the Controlling Company and other LCD producers.

In Canada, the Ontario Superior Court of Justice certified the class action complaints filed by the direct and indirect purchasers in May 2011. The Controlling Company is pursuing an appeal of the decision as well as defending the on-going class actions in Quebec and British Columbia.

In February 2007, the Controlling Company and certain of its current and former officers and directors were named as defendants in a purported shareholder class action filed in the U.S. District Court for the Southern District of New York, alleging violation of the U.S. Securities Exchange Act of 1934. In May 2010, the Controlling Company reached an agreement in principle with the class plaintiffs to settle the action and the District Court granted final approval of the settlement on March 17, 2011.

While the Group continues its vigorous defense of the various pending proceedings described above, there is a possibility that one or more proceedings may result in an unfavorable outcome to the Group. The Group has established provisions with respect to certain of the contingencies. However, actual liability may be materially different from the provisions estimated by the Group. Some of the information usually required by K-IFRS No. 1037, Provision, Contingent Liabilities and Contingent Assets, is not disclosed on the grounds that it can be expected to prejudice seriously the outcome of the litigation.

21.	Capital and Reserves

(a)	Share capital

The Controlling Company is authorized to issue 500,000,000 shares of capital stock (par value (Won)5,000), and as of December 31, 2011, the number of issued common shares is 357,815,700.

There have been no changes in the capital stock from January 1, 2010 to December 31, 2011.

(b)	Reserves

Translation reserve

The translation reserve comprises all foreign currency differences arising from the translation of the financial statements of foreign operations.

Fair value reserve

The fair value reserve comprises the cumulative net change in the fair value of available-for-sale financial assets until the investments are derecognized or impaired.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011 and 2010

22.	Related Parties

(a)	Key management personnel compensation

Compensation costs of key management for the years ended December 31, 2011 and 2010 are as follows:

(In millions of won)
	2011		2010
Short-term benefits	(Won)	1,529	2,183
Expenses related to defined benefit plan		396	360
Other long-term benefits		—	606

	(Won)	1,925	3,149

Key management refers to the registered directors who have significant control and responsibilities over the Controlling Company’s operations and business.

(b)	Significant transactions with related companies

Significant transactions which occurred in the normal course of business with related parties for the years ended December 31, 2011 and 2010 are as follows:

(In millions of won)
	Sales and others			Purchases and others
	2011		2010	2011	2010
Joint ventures	(Won)	755,643	1,163,265	1,174	27,605
Associates		6,158	7	1,812,826	1,550,269
LG Electronics		4,819,737	5,845,037	345,919	555,569
Other related parties		41	174,521	37,633	317,837

	(Won)	5,581,579	7,182,830	2,197,552	2,451,280

Account balances with related parties at the reporting date are as follows:

(In millions of won)
	Trade accounts and notes receivable and others			Trade accounts and notes payable and others
	December 31, 2011		December 31, 2010	December 31, 2011	December 31, 2010
Joint ventures	(Won)	130,217	145,093	340,073	478,009
Associates		3	—	697,539	243,357
LG Electronics		497,747	634,570	98,487	138,484
Other related parties		—	—	3,632	3,870

	(Won)	627,967	779,663	1,139,731	863,720

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011 and 2010

23.	Geographic and Other Information

The Group manufactures and sells TFT-LCD and AM-OLED products. Sales of AM-OLED products are insignificant to total sales. Export sales represent approximately 91.9% of total sales for the year ended December 31, 2011.

The following is a summary of sales by region based on the location of the customers for the years ended December 31, 2011 and 2010.

(a)	Revenue by geography

(In millions of won)
Region	2011		2010
Domestic	(Won)	1,963,501	1,705,130
Foreign
China		14,292,700	14,076,853
Asia (excluding China)		2,291,916	2,752,117
United States		2,216,695	2,852,204
Europe		3,526,477	4,125,231

	(Won)	24,291,289	25,511,535

Sales to LG Electronics constituted 20% of total revenue for the year ended December 31, 2011 (the year ended December 31, 2010: 23%). The Group’s top ten end-brand customers together accounted for 71% of sales for the year ended December 31, 2011 (the year ended December 31, 2010: 76%)

(b)	Non-current assets by geography

(In millions of won)
Region	December 31, 2011
	Property, plant and equipment		Intangible assets
Domestic	(Won)	13,528,286	520,023
Foreign
China		1,009,959	15,045
Others		158,604	46

Sub total	(Won)	1,168,563	15,091

Total	(Won)	14,696,849	535,114

(In millions of won)
Region	December 31, 2010
	Property, plant and equipment		Intangible assets
Domestic	(Won)	11,690,716	520,152
Foreign
China		945,864	19,105
Others		178,821	644

Sub total	(Won)	1,124,685	19,749

Total	(Won)	12,815,401	539,901

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011 and 2010

23.	Geographic and Other Information, Continued

(c)	Revenue by product

(In millions of won)
Product	2011		2010
Panels for:
Notebook computers	(Won)	5,120,421	4,424,440
Desktop monitors		4,975,379	5,389,736
TFT-LCD televisions		11,579,129	14,078,665
Mobile and others		2,616,360	1,618,694

	(Won)	24,291,289	25,511,535

24.	Revenue

Details of revenue for the years ended December 31, 2011 and 2010 are as follows:

(In millions of won)
	2011		2010
Sales of goods	(Won)	24,214,709	25,467,963
Royalties		60,594	22,552
Others		15,986	21,020

	(Won)	24,291,289	25,511,535

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011 and 2010

25.	Other Income and Other Expenses

(a)	Details of other income for the years ended December 31, 2011 and 2010 are as follows:

(In millions of won)
	2011		2010
Rental income	(Won)	6,325	4,305
Foreign currency gain		1,190,793	1,465,830
Gain on disposal of property, plant and equipment		740	1,387
Reversal of stock compensation cost		469	—
Commission earned		8,630	5,555
Others		16,588	6,366

	(Won)	1,223,545	1,483,443

(b)	Details of other expenses for the years ended December 31, 2011 and 2010 are as follows:

(In millions of won)
	2011		2010
Other bad debt expenses	(Won)	849	65
Foreign currency loss		1,220,143	1,550,909
Loss on disposal of property, plant and equipment		862	415
Impairment loss on property, plant, and equipment		3,589	—
Loss on disposal of intangible assets		1,588	—
Impairment loss on intangible assets		5,574	—
Anti-trust related expenses and others		151,259	310,142

	(Won)	1,383,864	1,861,531

26.	Personnel Expenses

Details of personnel expenses for the years ended December 31, 2011 and 2010 are as follows:

(In millions of won)
	2011		2010
Salaries and wages	(Won)	1,719,035	1,569,137
Other employee benefits		383,197	297,366
Contributions to National Pension plan		54,118	40,553
Expenses related to defined benefit plan		113,970	102,471
Stock compensation cost		(469)	157

	(Won)	2,269,851	2,009,684

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011 and 2010

27.	Share-based Payment

(a)	The terms and conditions of share-based payment arrangements as of December 31, 2011 are as follows:

Descriptions
Settlement method	Cash settlement
Type of arrangement	Stock appreciation rights (granted to senior executives)
Date of grant	April 7, 2005
Weighted-average exercise price (*1)	(Won)44,050
Number of rights granted	450,000
Number of rights forfeited (*2)	230,000
Number of rights cancelled (*3)	110,000
Number of rights outstanding	110,000
Exercise period	From April 8, 2008 to April 7, 2012
Remaining contractual life	0.25 years
Vesting conditions	Two years of service from the date of grant

(*1)	The exercise price at the grant date was (Won)44,260 per stock appreciation right (“SARs”). However, the exercise price was subsequently adjusted to (Won)44,050 due to additional issuance of common shares in 2005.
(*2)	SARs were forfeited in connection with senior executives who left the Group before meeting the vesting requirement.
(*3)	If the appreciation of the Controlling Company’s share price is equal to or less than that of the Korea Composite Stock Price Index (“KOSPI”) over the three-year period following the grant date, only 50% of the outstanding SARs are exercisable. As the actual increase rate of the Controlling Company’s share price for the three-year period ending April 7, 2008 was less than that of the KOSPI for the same three-year period, 50% of then outstanding SARs were cancelled in 2008.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011 and 2010

27.	Share-based Payment, Continued

(b)	The changes in the number of SARs outstanding for the years ended December 31, 2011 and 2010 are as follows:

(In number of shares)
	2011	2010
Balance at beginning of year	110,000	110,000
Forfeited or cancelled	—	—
Outstanding at end of year	110,000	110,000
Exercisable at end of year	110,000	110,000

(c)	The Group accounted for SARs at their fair value. The fair value of SARs was estimated using the Black-Scholes option-pricing model with the following assumptions:

	December 31, 2011	December 31, 2010
Risk free rate (*1)	3.40%	2.89%
Expected term (*2)	0.25 year	1.0 year
Expected volatility	48.37%	35.20%
Expected dividends (*3)	0%	0%
Fair value per share	(Won)29	(Won)4,296
Total carrying amount of liabilities (*4)	(Won)3,242,249	(Won)472,527,182

(*1)	Risk-free rates are interest rates of Korean government bonds with maturity of one year.
(*2)	As of December 31, 2011, the remaining contractual life is 3 months and the expected term is determined as 0.25 year.
(*3)	The Controlling Company expected dividend used is 0%.
(*4)	As of December 31, 2011, the market price of the stock does not exceed the exercise price and accordingly, the intrinsic value of the share-based payments is zero.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011 and 2010

28.	Finance Income and Finance Costs

(a)	Finance income and costs recognized in profit or loss for the years ended December 31, 2011 and 2010 are as follows:

(In millions of won)
	2011		2010
Finance income
Interest income	(Won)	58,430	91,203
Dividend income		131	48
Foreign currency gain		148,144	146,563
Gain on disposal of investments in equity accounted investees		551	2,506
Gain on valuation of financial assets at fair value through profit or loss		10	668

	(Won)	207,266	240,988

Finance costs
Interest expense	(Won)	144,927	99,659
Foreign currency loss		180,395	170,307
Loss on disposal of available-for-sale securities		354	854
Loss on disposal of financial assets at fair value through profit or loss		774	—
Loss on redemption of debentures		—	4,138
Loss on valuation of financial assets at fair value through profit or loss		—	1,729
Loss on valuation of financial liabilities as fair value through profit or loss		1,935	2,419
Loss on sale of trade accounts and notes receivable		20,359	9,366
Loss on disposal of investments in equity accounted investees		321	—
Loss on impairment of investments in equity accounted investees		14,244	—

	(Won)	363,309	288,472

(b)	Finance income and costs recognized in other comprehensive income or loss for the years ended December 31, 2011 and 2010 are as follows:

(In millions of won)
	2011		2010
Cumulative translation differences	(Won)	47,443	6,735
Net change in fair value of available-for-sale financial assets		2,700	12,063
Tax effect		(1,101)	(3,793)

	(Won)	49,042	15,005

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011 and 2010

29.	Income Taxes

(a)	Details of income tax expense (benefit) for the years ended December 31, 2011 and 2010 are as follows:

(In millions of won)
	2011		2010
Current tax expense	(Won)	57,530	253,436
Deferred tax benefit		(350,594)	(147,101)

Income tax expense (benefit)	(Won)	(293,064)	106,335

(b)	Income taxes recognized directly in other comprehensive income for the years ended December 31, 2011 and 2010 is as follows:

(In millions of won)	2011
	Before tax		Tax (expense) benefit	Net of tax
Gain on valuation of available-for-sale securities	(Won)	2,700	(996)	1,704
Defined benefit plan actuarial loss		(23,732)	6,059	(17,673)
Cumulative translation differences		47,443	(105)	47,338
Loss on sales of own shares of associated accounted for using the equity method		(214)	—	(214)

	(Won)	26,197	4,958	31,155

(In millions of won)	2010
	Before tax		Tax (expense) benefit	Net of tax
Gain on valuation of available-for-sale securities	(Won)	12,063	(2,987)	9,076
Defined benefit plan actuarial gain		4,480	(1,314)	3,166
Cumulative translation differences		6,735	(806)	5,929
Gain on sales of own shares of associated accounted for using the equity method		810	—	810

	(Won)	24,088	(5,107)	18,981

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011 and 2010

29.	Income Taxes, Continued

(c)	Reconciliation of effective tax rate at the reporting date is as follows:

(In millions of won)	2011			2010
Profit (loss) for the period		(Won)	(787,895)		1,159,234
Income tax expense (benefit)			(293,064)		106,335

Profit (loss) excluding income tax			(1,080,959)		1,265,569

Income tax using the Controlling Company’s domestic tax rate	24.20%		(261,592)	24.20%	306,268
Effect of tax rates in foreign jurisdictions	(0.30%)		3,259	1.24%	15,732
Non-deductible expenses	(2.18%)		23,560	7.69%	97,268
Tax credits	22.97%		(248,331)	(24.33%)	(307,911)
Change in unrecognized deferred tax assets	(17.41%)		188,190	—	—
Change in tax rates	0.71%		(7,689)	(0.85%)	(10,798)
Others	(0.88%)		9,539	0.45%	5,776

Income tax expense (benefit)		(Won)	(293,064)		106,335

Effective tax rate			27.11%		8.4%

30.	Deferred Tax Assets and Liabilities

(a)	Unrecognized deferred tax liabilities

As of December 31, 2011, in relation to the temporary differences on investments in subsidiaries amounting to (Won)221,073 million, the Controlling Company did not recognize deferred tax liabilities since the Controlling Company is able to control the timing of the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

(b)	Unrecognized deferred tax assets

The Controlling Company did not recognize deferred income taxes on temporary differences related to the cumulative loss of subsidiary, as the possibility of recovering the deferred tax assets amounting to (Won)434,526 million, through events such as disposal of the related investments in the foreseeable future, is remote.

(c)	Unused tax credit carryforwards for which no deferred tax asset is recognized

Realization of deferred tax assets related to tax credit carryforwards is dependent on whether sufficient taxable income will be generated prior to their expiration. As of December 31, 2011, the Controlling Company recognized deferred tax assets of (Won)829,048 million, in relation to tax credit carryforwards, to the extent that management believes the realization is probable. The amount of unused tax credit carryforwards for which no deferred tax asset is recognized and their expiration dates are as follows:

(In millions of won)
	December 31
	2012		2013	2014	2015~
Tax credit carryforwards	(Won)	21,579	—	146,394	41,118

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011 and 2010

30.	Deferred Tax Assets and Liabilities, Continued

(d)	Deferred tax assets and liabilities are attributable to the following:

(In millions of won)	Assets			Liabilities		Total
	December 31, 2011		December 31, 2010	December 31, 2011	December 31, 2010	December 31, 2011	December 31, 2010
Other accounts receivable, net	(Won)	—	—	(3,738)	(5,919)	(3,738)	(5,919)
Inventories, net		15,915	17,942	—	—	15,915	17,942
Available-for-sale financial assets		1,259	2,199	—	(6,983)	1,259	(4,784)
Defined benefit obligation		21,877	3,829	—	—	21,877	3,829
Investments in equity accounted investees		4,307	12,041	—	—	4,307	12,041
Derivative instruments		—	—	—	(2,008)	—	(2,008)
Accrued expenses		72,965	78,396	—	—	72,965	78,396
Property, plant and equipment		133,720	112,286	—	—	133,720	112,286
Intangible assets		1,105	—	—	—	1,105	—
Provisions		11,618	17,962	—	—	11,618	17,962
Gain or loss on foreign currency translation, net		13,616	81,075	(31,313)	(61,031)	(17,697)	20,044
Debentures		6,059	5,049	—	—	6,059	5,049
Others		18,974	24,134	(715)	(6,006)	18,259	18,128
Tax losses		329,068	—	—	—	329,068	—
Tax credit carryforwards		829,048	795,247	—	—	829,048	795,247

Deferred tax assets (liabilities)	(Won)	1,459,531	1,150,160	(35,766)	(81,947)	1,423,765	1,068,213

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011 and 2010

30.	Deferred Tax Assets and Liabilities, Continued

(e)	Changes in deferred tax assets and liabilities for the years ended December 31, 2011 and 2010 are as follows:

(In millions of won)
	January 1, 2010		Profit or loss	Other comprehensive income	December 31, 2010	Profit or loss	Other comprehensive income	December 31, 2011
Other accounts receivable, net	(Won)	(11,512)	5,593	—	(5,919)	2,181	—	(3,738)
Inventories, net		19,765	(1,823)	—	17,942	(2,027)	—	15,915
Available-for-sale financial assets		698	(2,495)	(2,987)	(4,784)	7,039	(996)	1,259
Defined benefit obligation		5,052	91	(1,314)	3,829	11,989	6,059	21,877
Investments in equity accounted investees		11,660	381	—	12,041	(7,734)	—	4,307
Derivative instruments		(647)	(1,361)	—	(2,008)	2,008	—	—
Accrued expenses		60,575	17,821	—	78,396	(5,431)	—	72,965
Property, plant and equipment		108,334	3,952	—	112,286	21,434	—	133,720
Intangible assets		(19,470)	19,470	—	—	1,105	—	1,105
Provisions		16,806	1,156	—	17,962	(6,344)	—	11,618
Gain or loss on foreign currency translation, net		7,414	12,630	—	20,044	(37,741)	—	(17,697)
Debentures		45,874	(40,825)	—	5,049	1,010	—	6,059
Others		17,498	1,436	(806)	18,128	236	(105)	18,259
Tax losses		—	—	—	—	329,068	—	329,068
Tax credit carryforwards		664,172	131,075	—	795,247	33,801	—	829,048

Deferred tax assets (liabilities)	(Won)	926,219	147,101	(5,107)	1,068,213	350,594	4,958	1,423,765

Statutory tax rate applicable to the Controlling Company is 24.2% for the year ended December 31, 2011.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011 and 2010

31.	Earnings (loss) per Share

(a)	Basic earnings (loss) per share for the years ended December 31, 2011 and 2010 are as follows:

(In won and No. of shares)	2011		2010
Profit (loss) attributable to owners of the Controlling Company	(Won)	(771,222,702,492)	1,156,343,357,418
Weighted-average number of common shares outstanding		357,815,700	357,815,700

Earnings (loss) per share	(Won)	(2,155)	3,232

There were no events or transactions that resulted in changes in the number of common shares used for calculating earnings (loss) per share from January 1, 2010 to December 31, 2011.

(b)	There is no effect of dilutive potential ordinary shares due to the Controlling Company’s net loss for the year ended December 31, 2011. Diluted earnings per share for the year ended December 31, 2010 were as follows:

(In won and No. of shares)	2010
Profit for the period	(Won)	1,156,343,357,418
Interest on convertible bond, net of tax		(18,345,174,214)

Adjusted income		1,137,998,183,204
Weighted-average number of common shares outstanding and common equivalent shares(*)		361,080,224

Diluted earnings per share	(Won)	3,152

(*)	Weighted-average number of common shares outstanding to calculate dilutive potential ordinary shares for the year ended December 31, 2010 is calculated as follows:

(In No. of shares)	2010
Weighted-average number of common shares (basic)	357,815,700
Effect of conversion of convertible bonds	3,264,524

Weighted-average number of common shares at the reporting date	361,080,224

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011 and 2010

31.	Earnings per Share, Continued

(c)	The number of dilutive potential ordinary shares outstanding for the years ended December 31, 2011 and 2010 is calculated as follows:

	2011	2010
	Convertible bonds	Convertible bonds
Common shares to be issued	1,286,594	1,281,697	9,399,113
Period	January 1, 2011~ December 31, 2011	January 1, 2010~ December 31, 2010	January 1, 2010~ March 19, 2010
Weight	365 days /365 days	365 days /365 days	77 days /365 days
Weighted-average number of common shares to be issued	1,286,594	1,281,697	1,982,827

32.	Supplemental Cash Flow Information

Supplemental cash flow information for the years ended December 31, 2011 and 2010 is as follows:

(In millions of won)
	2011		2010
Non-cash investing and financing activities:
Changes in other accounts payable arising from the purchase of property, plant and equipment	(Won)	1,177,809	906,481

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LG Display Co., Ltd.
(Registrant)

Date: March 1, 2012	By: /s/ Heeyeon Kim
(Signature)
	Name:	Heeyeon Kim
	Title:	Head of IR / IR Division